FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2005

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Annual Review 2004
2.	Corporate Responsibility Summary Report 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: February 25, 2005	By: /s/ A C N Kemp

Name: A C N Kemp
Title: Assistant Secretary

Item 1

Annual Review 2004

thinking people

AstraZeneca
life inspiring ideas

Annual Review 2004 astrazeneca.com	01

The year in brief

AstraZeneca is one of the world’s leading pharmaceutical companies. We focus our skills, experience and resources on six therapy areas: cancer, cardiovascular, gastrointestinal, infection, neuroscience, and respiratory and inflammation – important areas of healthcare that represent the majority of the worldwide burden of disease. We have a broad range of products for these areas and a commitment to delivering a flow of new medicines designed to meet the needs of patients and the healthcare professionals who treat them.

>	Group sales up 9% at constant exchange rates to $21.4 billion – strong sales performance from key growth products (up 30% to $11.2 billion)

>	Operating profit up 15% at constant exchange rates to $4.8 billion – EPS pre-exceptional items up 18%

>	Dividend increased by 18% to $0.94 for the full year

>	Nexium sales reached $3.9 billion, up 15%

>	Seroquel sales increased by 33% to just over $2 billion

>	Symbicort sales totalled $797 million, up 32%

>	Expanded use of Arimidex in the treatment of early stage breast cancer underpinned 48% increase in sales to $811 million

>	Crestor sales totalled $908 million despite challenging environment. Sales impacted by allegations regarding the product’s safety. Clinical trials experience and post-marketing surveillance continue to support our belief that the safety profile is in line with other marketed statins

>	FDA decision not to approve Exanta. In the EU, where Exanta already marketed for acute indications, more data have been requested before approval of use in chronic indication can be considered

>	Results of ISEL clinical study for Iressa showed no statistically significant increase in survival of overall population. Data suggest survival benefits in patient populations of East Asian origin and non-smokers

>	R&D investment totalled $3.8 billion. 40% more projects in clinical development (phases 1 and 2) than in 2003. 31 projects in pre-clinical testing (26 in 2003)

>	Important strategic alliance with Cambridge Antibody Technology to discover and develop human antibody therapeutics in inflammatory disorders

>	Global clinical trials website on track for launch in the first quarter of 2005. This will provide a detailed, publicly available, scientific, non-promotional summary of clinical trials conducted for products approved since AstraZeneca was formed in 1999

>	Appointment of Executive Director for Development as part of accelerated significant programme of change to optimise the contribution of our development and regulatory functions

Contents

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02	Annual Review 2004 astrazeneca.com

Chairman’s statement

‘Leading the Board during AstraZeneca’s formative years has been an exciting journey.’
Percy Barnevik

2004 was a year of both performance and challenge for AstraZeneca and the pharmaceutical industry in general. Worldwide demand for modern medicines continued to grow, driven by the availability of innovative new medicines, demographics and emerging market opportunities. At the same time, these global drivers are being offset by increased pricing pressure, escalating costs in the development and commercialisation of medicine, and a generally more risk-averse environment as regulators seek to strike an appropriate balance in weighing the risks and benefits of innovation.

For AstraZeneca, the year was characterised not only by good sales growth, productivity gains and continued investment in innovation but also by the disappointments of the US FDA decision not to approve our novel anti-clotting agent, Exanta, the failure to demonstrate an overall survival benefit for the lung cancer product, Iressa, and what we consider to be unfounded speculation about the safety of our lipid-lowering medicine, Crestor.

Growth came from our broad range of products, especially the newer products which are largely free of threat from patent expiry. In addition to strong performances from the established markets, good progress continued to be made in emerging markets such as China and Mexico. Since 2001, we have recruited an additional 2,500 staff to strengthen our presence in emerging markets and AstraZeneca is now one of the fastest growing major pharmaceutical companies in the world’s top eight emerging markets: China, Mexico, Brazil, South Korea, India, Poland, Turkey and Taiwan.

AstraZeneca further emphasised its strategic focus on prescription pharmaceuticals during the year with the divestment of its joint venture interest in the seed company, Advanta BV. Of all the major pharmaceutical companies, AstraZeneca is probably the most focused on prescription medicines, our only other businesses being Astra Tech, the medical device company, and Salick Health Care, which delivers services to cancer care centres.

In such a rapidly changing environment, the Board has been monitoring developments carefully to ensure the appropriateness of our corporate strategy. Particular attention has been paid to the regulatory progress and sales performance of our newer products, the overall composition of our product portfolio and the various productivity initiatives that have been pursued. Success in Research and Development is essential to our strategy and it is good to see the emergence of an impressive early development portfolio with 40% more projects in phase 2 clinical trials than this time last year. We also have more new development candidates emerging from Discovery than ever before. As well as new investments in R&D facilities in Sweden, the UK and the US, we announced a £75 million equity investment and R&D collaboration with Cambridge Antibody Technology to discover and develop human antibody therapeutics. This strategic alliance complements last year’s oncology alliance with Abgenix Inc. and brings to over 1,700 the number of active R&D collaborations and agreements we now have in place.

The Board has also reviewed its corporate governance including individual Directors’ performance. A great deal of effort has gone into preparing and implementing the numerous changes required to comply with the increasing demands from external bodies. In preparation for the adoption of new international accounting standards in 2005, AstraZeneca was the first FTSE 100 company to make available to shareholders financial information for 2003 and the first half of 2004 prepared in accordance with the new standards.

AstraZeneca’s share price performance, and that of other major pharmaceutical companies, were disappointing in 2004 with the AstraZeneca share price in particular affected by the FDA’s non-approval of Exanta, the challenges facing Crestor and the recent clinical trial results for Iressa.

The composition of the Board is also undergoing some change. On my retirement at the end of the year, the Board confirmed the appointment of Louis Schweitzer as my successor as Non-Executive Chairman of AstraZeneca with effect from 1 January 2005, following his appointment to the Board in March 2004. Louis Schweitzer is a distinguished industrialist with wide international experience and I congratulate him most warmly on his appointment.

Karl von der Heyden, the Chairman of the Audit Committee, retired at the 2004 AGM after more than five years as a Non-Executive Director. I thank him for his contribution to the Company and, in particular, the role he played in the development of the work of the Audit Committee. John Buchanan succeeded Karl as Chairman of the Audit Committee. Most recently, the Board announced the appointment of Dr John Patterson, with effect from 1 January 2005, to the Board as Executive Director responsible for Development, emphasising the importance we place on this activity.

My six year engagement with AstraZeneca, from the announcement of the proposed merger in December 1998 to my departure as Chairman at the end of 2004, has been an exciting journey. This includes the fast merger with delivery of promised synergies and, not least, the creation of a cross-border, unified culture. The growth of new products and penetration of developing markets helped bridge the inevitable gap caused by patent expirations of mature products. In spite of recent setbacks in product launches, we have a strong product pipeline underpinning further growth ambitions.

I want to thank my Board colleagues for their valuable support and the Company management, spearheaded by Sir Tom McKillop, for their excellent achievements over these years. I also want to thank all employees and wish them and this fine company every success in the future.

Percy Barnevik

*Abbott Labs, Aventis, BMS, Eli Lilly, GSK, JNJ, Merck, Novartis, Pfizer, Roche, Sanofi-Aventis, Schering, Schering-Plough and Wyeth
Source: Thomson Financial Datastream

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Annual Review 2004 astrazeneca.com

‘I look forward to playing my part in ensuring AstraZeneca’s future success.’
Louis Schweitzer

I am grateful to the AstraZeneca Board for the confidence they have shown in me by electing me as their Chairman. Percy Barnevik as the first Chairman of AstraZeneca has served the Company with distinction. On behalf of the Board, shareholders and AstraZeneca employees, I would like to thank him most warmly for his wise counsel, influence and leadership of the Board.

Since my appointment to the Board in March 2004, I have had the opportunity to get to know my Board colleagues, to meet senior managers in the Company and to get a clear view of the Company’s strong financial performance as well as the strategic opportunities and significant challenges facing AstraZeneca. I have been most impressed with what I have seen of the senior management of the Company led by Sir Tom McKillop. I very much look forward to working closely with him and my Board colleagues and playing my part in ensuring the Company’s future.

Following the Company’s strong financial performance in 2004, the Board has recommended a second interim dividend of $0.645, 34.3 pence, SEK4.497 per Ordinary Share bringing the total dividend for the year to $0.94, 50.3 pence, SEK6.697 per Ordinary Share, an increase in dollar terms of 18.2%.

In 2005, we aim to deliver strong financial performance, characterised by top-tier earnings growth and improved shareholder returns, while continuing to build an innovative and valuable pipeline capable of driving shareholder value over the long term.

Louis Schweitzer

Strategy

AstraZeneca Group Strategy

AstraZeneca aims to create enduring value for society and shareholders, by discovering, developing, manufacturing and marketing differentiated medicines that make a real contribution to human health. Our culture is based on innovation, a responsible way of doing business and performance.

In response to an environment that is becoming even more challenging, we aspire to deliver a level of productivity that matches the best among our peers. We are committed to delivering sustained financial performance, through growth and productivity, that will place AstraZeneca among the best in the industry.

This strategy for sustainable, profitable growth is supported by the following core business priorities, paying heed to the setbacks experienced in 2004:

Sales growth
>	Release of the full potential of our marketed therapies through resource allocation and investment in projects that will extend their use and bring benefits to new patient populations.

>	Further strengthening our commercial skills to drive success in our key markets.

>	Enhancing our presence in important new, emerging markets through organic growth and strategic regional investments.

Step-change in productivity
>	Commitment to vigorously improve productivity in pursuit of operational excellence in all our activities, to be among the most efficient and effective companies in our sector.

>	Developing new business approaches that will meet the changing needs and expectations of regulators, payers, prescribers and patients.

Strong pipeline and active risk management
>	Successful delivery to market of the next wave of differentiated products currently in development.

>	Rigorous management of our portfolio of products in development, to mitigate risks associated with new innovative products and make future growth more robust.

>	Expansion of the development pipeline through continuously improved in-house discovery processes, complemented by external collaborations and partnerships.

>	Pursuit of value-creating investment in significant targeted licensing and acquisition opportunities.

Corporate responsibility
>	Delivery of our core values through a responsible approach to business.

People
>	Delivery of optimised performance and sustainable business outcomes through:
> Improved organisational effectiveness.
> Optimised individual and team performance
> Effective management and development of talent.
> Improved leadership capability.

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04	Annual Review 2004 astrazeneca.com

Chief Executive's review

‘I am confident in our future prospects despite the recent disappointments.’
Sir Tom McKillop

At the start of 2004, the year seemed full of opportunity: AstraZeneca was moving into a new and exciting phase. The excellent foundations created by a successful merger and the subsequent transformation of an ageing product portfolio had set us up for strong growth from our key products. The growth portfolio, including products that were on the range before the merger, such as Seroquel and Arimidex, and newly introduced products, such as Nexium, Crestor, Symbicort and Iressa, provided an excellent opportunity to deliver value to physicians, patients and shareholders alike.

While we made good progress in this respect, building on the success of our gastroenterology, cardiovascular, respiratory, neuroscience and oncology franchises, we also experienced disappointments with Exanta and Iressa and some difficult market conditions with Crestor.

Nexium (2004 sales $3.9 billion) is now recognised as one of the most successful products in our industry and it has continued to grow, both in the important US market and worldwide, despite an increasingly competitive environment. During the year, we added Nexium Intravenous to the product range and the recent, well-publicised problems with the new class of anti-inflammatory drugs, such as Vioxx, offers further opportunities for Nexium, which is approved for the prevention of the gastrointestinal side effects associated with such anti-inflammatory drugs.

Seroquel ($2.0 billion) continues to grow strongly and is increasingly recognised by patients and doctors for its outstanding safety and efficacy profile. During 2004, Seroquel became the leading atypical anti-psychotic therapy in the US market based on monthly new prescriptions and made strong progress in other markets. Important new opportunities to extend the use of Seroquel also emerged with the exciting results from clinical studies in the treatment of bipolar depression and the management of agitation in the elderly.

Our leading range of anti-hormonal cancer therapies continued to make a major contribution to the business and there is considerable scope for further growth. In particular, positive five-year data from the landmark ATAC study have established Arimidex as the agent of choice in the adjuvant treatment of breast cancer, replacing Nolvadex (tamoxifen) as the new gold standard for treatment.

Sales of Iressa ($389 million) grew well in those markets where it is available and, early in the year, exciting science emerged indicating that certain patients with non-small cell lung cancer (NSCLC) carried genetic mutations that appeared to make them particularly sensitive to the beneficial effects of the drug. Disappointingly however, the ISEL study, designed to study the effect of Iressa compared to placebo on survival in refractory NSCLC, failed to meet its primary endpoint of survival in the overall population, although there were statistically significant differences in survival in favour of Iressa in patients of East Asian origin and non-smokers. In the East Asian subgroup there was a near doubling of median survival which is consistent with the positive benefit/risk ratio seen in previous studies in these patients. While sales will continue in all markets where the drug is currently approved, the Company has chosen to suspend promotion in the US until the implications of the ISEL results have been discussed with the regulatory authorities. The application for marketing approval of Iressa in the EU has been withdrawn but we will continue to work with opinion leaders and regulators to determine the most appropriate next steps for this innovative medicine. We are also determined to benefit from this experience with Iressa and apply the learning to the other exciting novel cancer therapies we have in development.

2004 also proved to be a challenging year for two key products in our cardiovascular range. Crestor, our new lipid-lowering drug, first launched in 2003, has now been approved in 67 countries (launched in 56) and achieved sales of $908 million in 2004. Its ability to control lipid disorders more effectively than any other available statin has been well recognised by prescribers but, during the year, the product was the subject of speculation that questioned its safety profile. Patient safety is the highest priority for AstraZeneca and we have worked diligently and transparently to monitor, communicate and mitigate any risk associated with the use of Crestor. We remain confident that the clear benefits of Crestor are achieved with a safety profile in line with that of other marketed members of the class. Our confidence derives from an extensive database involving over 40,000 patients in clinical trials and post-marketing surveillance of more than 15 million prescriptions written and four million patients treated with Crestor.

Exanta, AstraZeneca’s innovative oral therapy for the treatment of diseases associated with blood clots, was launched in its first markets in 2004 for the prevention of blood clots following orthopaedic surgery. Exanta is the first oral anti-coagulant to be developed for more than 60 years, and its greatest potential is in the chronic prevention of strokes and other events related to blood clots in patients at high risk as a result of the common heart rhythm disorder, atrial fibrillation. During a development programme that involved more than 30,000 patients, we established that the drug had the potential to be an effective alternative to the only existing therapy in this area (warfarin) but also discovered that Exanta had an undesirable impact on the livers of a small percentage of treated patients. Following a review at a public Advisory Committee hearing in Washington in September 2004, the US FDA decided that AstraZeneca had not established a favourable benefit/risk profile for the drug and did not approve it for use in the US market. In Europe, Exanta is already marketed in many countries for the prevention of clots after orthopaedic surgery, but more clinical data will be required before approval for long term use can be considered.

Despite these setbacks, we remain committed to building our future on science and innovation and believe AstraZeneca has the capacity to succeed in an increasingly competitive healthcare market. We are determined to apply the learning from these recent experiences and ensure that we better manage the risks inherent in this strategy to deliver an innovative and valuable pipeline that will sustain the Company over the long term whilst allowing us to return value to our shareholders in the short term.

The appointment of John Patterson to the Board as Executive Director responsible for Development reflects the importance we attach to our ability to convert science into sales. John has immense experience in drug development and will be working to optimise our capabilities in this critical area.

The Company has, since its creation, placed great emphasis on productivity and this will continue, indeed accelerate, to ensure we are at the forefront of our industry as it goes through a period of considerable change.

The problems encountered in 2004 with Iressa, Crestor and Exanta are, themselves, illustrative of issues that are faced by all who are committed to innovation as a source of progress, the enhancement of quality of life and the creation of value. Innovation, in any field, is associated with risk but in healthcare, in particular, where unmet needs in the developed and developing worlds continue to increase, the innovator’s contract with society needs to reflect an appropriate balance of benefit to risk.

I would like to express our condolences to all those affected by the tsunami disaster. I am sad to report that, to date, three of our employees are still missing. Our deepest sympathies go to their families and friends. We immediately contributed $600,000 in cash, made our drugs available where appropriate and have created a fund of $1.5 million to help with reconstruction projects being implemented through our local companies in the affected areas.

Finally, I once again thank my colleagues on the Executive Team for their continuing commitment and support and also our employees around the world. Their contribution, their skills and their abilities are the building blocks of our future.

Sir Tom McKillop
Chief Executive

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Annual Review 2004 astrazeneca.com

Financial highlights

‘With underlying sales growth of 9% and EPS up 18%, we have delivered top tier financial performance in 2004.’ Jonathan Symonds, Chief Financial Officer

Sales $m	R&D investment $m

Profit $m	Earnings per Ordinary Share $

Dividend for 2004
	$	Pence	SEK	Payment date

First interim dividend	0.295	16.0	2.200	20 September 2004

Second interim dividend	0.645	34.3	4.497	21 March 2005

Total dividend	0.940	50.3	6.697

AstraZeneca in brief

>	We spend around $15 million each working day on research and development (total R&D spend in 2004: $3.8 billion)	>	We have 30 manufacturing sites in 20 countries

>	We employ 11,900 people in research and development at 11 R&D centres in seven countries: Sweden, the UK, the US, Canada, France, India and Japan	>	Around 15,000 people worldwide work in supply and manufacturing, including around 12,400 people in formulation and packaging, and 1,600 in active pharmaceutical ingredient supply

>	We focus on continued innovation and maintaining a flow of new medicines that meet patients’ needs	>	We have over 64,000 employees worldwide:
			–	37,000 in Europe
			–	18,000 in the Americas
			–	9,000 in Asia, Africa and Australasia

>	We have 17 projects in phase 1, 17 projects in phase 2 and 25 projects in phase 3 development	>	Our products are available in over 100 countries

>	Collaborations with leading academic centres and biotechnology companies, and the in-licensing of innovative products and technologies, complement our in-house capabilities and play a key role in strengthening our portfolio	>	Along with our commitment to competitiveness and high performance, we will continue to be led by our core values to achieve sustainable success

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Annual Review 2004 astrazeneca.com	07

Discovery ‘We continue to increase our efficiency in identifying high quality compounds with the potential to become new medicines.’ Jan Lundberg, Executive Vice-President, Discovery Research

Every new medicine is the result of an intensive and focused research process. We examine closely all the possibilities to find the most effective treatment for the disease we are targeting. Thousands of compounds are investigated, only a small number succeed. It is a complex, expensive and risky process (taking over 10 years and typically costing around $1 billion), but it is an exciting and rewarding one.

We have a world leading R&D organisation, with over 11,900 people at 11 major centres in seven countries – comprising six joint discovery and development facilities in the UK, the US and Sweden; a further four sites in the US, Canada, India and France which focus only on discovery, and a facility in Japan for development only. These resources are complemented by clinical development at 43 sites around the world. We spend around $15 million each working day in the search for new medicines, and we are committed to delivering new, medically important and commercially successful products to market every year.

Discovery
Our Discovery scientists use leading edge science and technologies to identify new compounds with high potential as new medicines, working across boundaries to exchange ideas, to share best practice and to make the most of the efficiencies that global working offers.

Medical research is more exciting than ever as new technology is applied to understanding what causes disease and how it may be prevented or treated. Our effort in recent years to improve the links between basic science and clinical medicine has helped us to gain a better understanding of human diseases and how future medicines will work against them. We also continue to introduce earlier in the process more stringent, and where possible high throughput, testing of drug safety and how a medicine gets distributed around, and out, of the human body. This helps us to eliminate earlier the candidate drugs (CDs) that are less likely to succeed. During 2004, 18 CDs were selected for development.

Partnerships
In today’s world of rapid scientific and technological advance, no company can rely exclusively on its own discovery and development. We work with leading academic centres to broaden the base for disease research and during 2004, we entered into more than 250 new collaborations, including a major strategic alliance with Cambridge Antibody Technology to discover and develop human antibody therapeutics in inflammatory disorders. This complements a similar alliance in cancer research with Abgenix Inc., announced in 2003.

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08

Development

‘Ensuring that our growing range of candidate drugs are developed effectively to meet the future needs of patients is a high priority.’
John Patterson, Executive
Director, Development*

People in our Development organisation focus on developing better drugs faster. They work globally in therapy area-led product teams that bring together all the relevant functional skills and experience needed for the robust, rapid progress of new medicines and the management of development risks.

We aim to continuously improve the efficiency of our R&D by simplifying our processes, speeding up decision making and investing in areas directly linked to increasing the quality and number of new products. A new clinical organisational structure was announced in October 2004 to support these practices and further enhance productivity. In January 2005, we appointed an Executive Director for Development (a new Board position) as part of our accelerated significant programme of change to review our pipeline and optimise the contribution of our development and regulatory functions.

In 2004, 18 candidate drugs were selected (15 in 2003 and 11 in 2002). By the end of the year, there were 31 projects in the pre-clinical phase and 17 projects in clinical phase 1, 17 projects in clinical phase 2 and 25 projects in clinical phase 3.

During the year we also concentrated on progressing regulatory filings for Exanta and supporting continued launches of new products. We also continue to look at all the ways our existing products can be used or improved to get the most benefit for patients and in 2004 made regulatory submissions for new uses for Nexium, Symbicort and Atacand.

*  With effect from 1 January 2005

Annual Review 2004 astrazeneca.com	09

Development pipeline

Compound	Areas under investigation	Estimated filing date	Stage of development
Cardiovascular		MAA	NDA	PC	1	2	3

Exanta	prevention of VTE	Launched	Filed*

Exanta SC formulation	prevention of VTE	Launched	>2007

Galida	diabetes /metabolic syndrome	2007	2007

AZD6140	arterial thrombosis	>2007	>2007

AZD7009	AF – conversion	>2007	>2007

AZD7009	AF – maintenance	>2007	>2007

AZD9684	thrombosis	>2007	>2007

AZD0837	thrombosis	>2007	>2007

AZD7806	dyslipidaemia	>2007	>2007

AZD4619	dyslipidaemia	>2007	>2007

AZD6610	dyslipidaemia/diabetes	>2007	>2007

AZD8294	dyslipidaemia	>2007	>2007

AZD8677	dyslipidaemia/diabetes	>2007	>2007

AZD8450	dyslipidaemia	>2007	>2007

AZD6370	diabetes	>2007	>2007

Gastrointestinal

AZD0865	acid-related GI disease	2007	2007

AZD7371	functional GI disease	>2007	>2007

AZD3355	GERD	>2007	>2007

AZD9343	GERD	>2007	>2007

AZD5745	acid-related GI disease	>2007	>2007

AZD8081	functional GI disease	>2007	>2007

Neuroscience

Cerovive	stroke	2H 2006	2H 2006

AZD7371	overactive bladder	>2007	>2007

AZD8129 (AR-A2)	anxiety/depression	>2007	>2007

AZD4282	neuropathic pain	>2007	>2007

AZD3102	Alzheimer’s disease	>2007	>2007

AZD1080	Alzheimer’s disease	>2007	>2007

AZD9272	neuropathic pain	>2007	>2007

AZD2327	anxiety	>2007	>2007

AZD5904	multiple sclerosis	>2007	>2007

AZD6538	neuropathic pain	>2007	>2007

Oncology

Iressa	NSCLC	Withdrawn	Launched

ZD6474	solid tumours	>2007	>2007

ZD4054	solid tumours	>2007	>2007

AZD2171	solid tumours	>2007	>2007

AZD3409	solid tumours	>2007	>2007

AZD0530	solid tumours and haematological malignancies	>2007	>2007

AZD5438	solid tumours	>2007	>2007

AZD6244	solid tumours	>2007	>2007

ZD6126	solid tumours	>2007	>2007

AZD4440	solid tumours	>2007	>2007

AZD9935	solid tumours	>2007	>2007

AZD0424	solid tumours	>2007	>2007

AZD1152	solid tumours and haematological malignancies	>2007	>2007

AZD4769	solid tumours	>2007	>2007

AZD3841	solid tumours	>2007	>2007

AZD8931	solid tumours	>2007	>2007

Respiratory and Inflammation

AZD9056	rheumatoid arthritis	>2007	>2007

AZD9056	osteoarthritis	>2007	>2007

AZD8309	rheumatoid arthritis	>2007	>2007

AZD8955	osteoarthritis	>2007	>2007

AZD8309	COPD	>2007	>2007

AZD3778	asthma/rhinitis	>2007	>2007

AZD9056	COPD	>2007	>2007

AZD3342	COPD	>2007	>2007

AZD6067	COPD	>2007	>2007

AZD2098	asthma	>2007	>2007

AZD1981	asthma	>2007	>2007

AZD0902	rheumatoid arthritis	>2007	>2007

AZD6703	rheumatoid arthritis	>2007	>2007

AZD6357	osteoarthritis	>2007	>2007

AZD7928	COPD	>2007	>2007

AZD2914	COPD	>2007	>2007

AZD2392	asthma/rhinitis	>2007	>2007

AZD1744	asthma/rhinitis	>2007	>2007

AZD5672	rheumatoid arthritis	>2007	>2007

*	Discussions are ongoing with the FDA to determine if there is now a realistic prospect of bringing Exanta to the US market. The NDA file remains open.

10	Annual Review 2004 astrazeneca.com

Sales and marketing

‘We aim to build on our success in Europe and Japan, while increasing our strength in emerging markets, such as China and Mexico.’
Bruno Angelici, Executive Vice-President, Europe, Japan, Asia Pacific and ROW

We combine our global capabilities with high quality relationships in our local markets and focus on responding quickly and effectively to our customers’ changing needs. We sell mostly through our own local marketing companies and our products are marketed mainly to physicians and other healthcare professionals.

Our medicines are designed to improve health and quality of life. They bring other benefits too. We also talk to governments and groups that buy healthcare, such as managed care organisations in the US, about the economic as well as the therapeutic advantages of our range. By reducing the incidence of disease or improving the efficiency of treatment, our medicines help to relieve the growing pressure on healthcare systems and budgets.

Success in key markets is a top priority. We aim to build on our leading positions in major markets, especially the US, Japan and Europe, whilst increasing our strength through strategic investment in the small but fast-growing markets of the future – the emerging economies, such as China and Mexico.

Our US sales of $9.6 billion in 2004 reflect our commitment to driving growth in this, the world’s largest pharmaceutical market. With a 5% market share, AstraZeneca is the fifth largest pharmaceutical company, by sales in the US. Nexium, Seroquel,

‘In the US, we aim to effectively manage the challenges of the changing external environment, while making the most of the opportunities presented by the growing demand for innovative medicines.’ David Brennan, Executive Vice-President, North America

Toprol-XL and Crestor, with combined sales of $5.7 billion, continue to underpin our sales performance in this highly competitive market.

In Europe, pharmaceutical cost control pressure continues to restrict market growth, which is still increasing but at a slower rate. Despite this background, our sales growth outpaced the overall market, with a strong performance from Crestor, Nexium, Seroquel, Arimidex and Symbicort. This performance, coupled with our investment in Central and Eastern Europe, provides a solid basis for future growth in the region. Sales totalled $7.6 billion in 2004 and AstraZeneca ranks fifth in Europe.

In Japan, AstraZeneca was the second fastest growing pharmaceutical company in 2004. A strong performance by Arimidex, Casodex, Zoladex and Iressa, and good growth for Losec, drove sales to $1.4 billion and we now rank 13th by sales in Japan.

Overall sales in Asia Pacific grew by an underlying rate of 18% to $1.2 billion and the region represents an area of high growth potential. In China, we are now the largest multi-national prescription drug company and one of the fastest growing pharmaceutical companies.

Elsewhere, good growth in Latin America (27%) and a $40 million investment in new manufacturing in Egypt further strengthens our platform for regional expansion.

Key products

Key products: Cardiovascular
Atacand[1] (candesartan cilexetil) angiotensin II antagonist for hypertension
Crestor[2] (rosuvastatin calcium) HMG-CoA reductase inhibitor (“statin”) for dyslipidaemia
Exanta (ximelagatran) oral direct thrombin inhibitor for prevention of thrombosis in association with major orthopaedic surgery
Plendil (felodipine) calcium antagonist for hypertension and angina
Seloken/Toprol-XL (metoprolol succinate) beta blocker for hypertension, angina, heart failure and other uses
Zestril[3] (lisinopril dihydrate) angiotensin converting enzyme inhibitor for hypertension, heart failure and diabetic nephropathy

Key products: Gastrointestinal
Losec/Prilosec (omeprazole) proton pump inhibitor for acid-related diseases Nexium (esomeprazole magnesium) proton pump inhibitor for acid-related diseases

Key products: Infection
Merrem/Meronem[4] (meropenem) ultra broad spectrum injectable antibiotic for serious bacterial infection

Key products: Neuroscience
Diprivan (propofol) intravenous general anaesthetic for induction/maintenance of anaesthesia and sedation of intensive care patients
Naropin (ropivacaine) local anaesthetic for surgical anaesthesia and acute pain management
Seroquel (quetiapine fumarate) atypical anti-psychotic for schizophrenia and other psychotic disorders
Xylocaine (lidocaine) local anaesthetic for use in surgery and dentistry
Zomig (zolmitriptan) for the treatment of acute migraine with or without aura

Key products: Oncology
Arimidex (anastrozole) aromatase inhibitor for breast cancer
Casodex (bicalutamide) anti-androgen for prostate cancer Faslodex (fulvestrant) oestrogen receptor antagonist with no agonist effects for breast cancer
Iressa (gefitinib) signal transduction inhibitor for non-small cell lung cancer
Nolvadex (tamoxifen citrate) anti-oestrogen for breast cancer
Zoladex (goserelin acetate) LHRH agonist for prostate and pre-menopausal breast cancer, certain benign gynaecological disorders and assisted reproduction

Key products: Respiratory and Inflammation
Accolate (zafirlukast) oral leukotriene receptor antagonist for control of asthma
Oxis (formoterol) inhaled fast onset long-acting bronchodilator for relief of asthma symptoms
Pulmicort (budesonide) inhaled anti-inflammatory for asthma control
Rhinocort (budesonide) topical nasal anti-inflammatory for control of rhinitis
Symbicort (budesonide/formoterol) inhaled combination of anti-inflammatory and fast onset long-acting bronchodilator in a single inhaler

[1] Licensed from Takeda Chemical Industries Ltd.
[2] Licensed from Shionogi & Co., Ltd.
[3] Licensed from Merck & Co., Inc.
[4] Licensed from Sumitomo Pharmaceuticals Co., Ltd.

Supply

We have some 15,000 people at 30 manufacturing sites in 20 countries, dedicated to ensuring that we can deliver a secure, high quality, cost-effective supply of our product range worldwide.

With a few temporary exceptions, major products and line extensions were successfully supported with supplies available to meet market demand. These included the continued global roll-out of Crestor, the European launches of Exanta and the completion in all major markets of the launch of the Zoladex Safesystem, designed to protect against needlestick injuries when handling the injectable Zoladex therapy.

Managing costs is an ongoing priority. 2004 saw the continued implementation across our global network of our new supply system, which is delivering manufacturing efficiency benefits (such as shortened lead times) and improved customer service levels.

We continue to invest for the future. Our expenditure on supply and manufacturing facilities totalled $352 million in 2004 and new facilities authorised included formulation capacity for Symbicort in France, for Pulmicort in the US and for Nexium in Sweden. We also continuously review our existing manufacturing assets to make sure they are being used most effectively, whilst preserving the flexibility we need to respond to fluctuations in demand. During 2004, we sold our facility in Karlskoga, Sweden.

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‘A key aspect of our commitment to top quality customer service is our aim to provide fast, flexible and reliable supply of all the products in our range.’
Barrie Thorpe, Executive Vice-President, Operations

Ensuring the quality, safety and efficacy of our medicines is a core priority. Reports from internal routine inspections, as well as those by regulatory authorities, are rigorously reviewed and, if required, actions taken to further enhance compliance. The results of all external inspections carried out during 2004 were satisfactory, and we did not experience any delays in product approvals due to regulatory compliance issues at our sites or those of our contractors.

Safety, health and environment (SHE) operating standards are increasingly stringent with regulators placing particular emphasis on environmental issues and the safety of chemicals. Our manufacturing sites operate under various licensing regimes and we are committed to meeting all regulatory requirements as a minimum baseline. There are currently no environmental issues that constrain AstraZeneca from making full use of its sites.

We are making good progress in the reduction of waste and energy use and the level of accidents with injury is falling, although, sadly, there was a fatal accident at one of our manufacturing locations during the year. When any accidents occur, we use a range of investigation procedures to help us understand the causes and avoid repetition. We also work closely with our suppliers to encourage standards similar to our own. More information about our SHE performance can be found in the separate Corporate Responsibility Summary Report 2004 or on our website.

Product strategy & licensing

We operate in an increasingly competitive environment that presents both opportunities and challenges. The pharmaceutical industry continues to grow, driven by increasing populations and improved life expectancy. In addition, there are still major areas of unmet medical need, since many diseases do not have effective therapies, are unsatisfactorily treated or are under diagnosed. Advances in science and technology are also growth drivers. The factors that limit growth include increasing pressure to contain costs from governments and other groups who pay for healthcare. We focus on effectively managing the challenges and maximising the opportunities to ensure sustainable success through the continued development of new, innovative and cost-effective medicines that meet patient needs and add value for society.

Our product strategy and licensing organisation, working closely with our R&D community and our major marketing companies, leads the commercial aspects of drug development and co-ordinates global market strategy. This includes selecting the right products and projects for investment, developing effective marketing platforms for new product launches and directing the creation and delivery of marketing strategies that successfully align global and national plans.

Our rigorous lifecycle management of key marketed brands aims to ensure that we maximise the commercial potential as well as the benefit that new uses for our medicines bring to patients’ lives.

‘Our ability to deliver the commercial potential of our strong range of branded products in increasingly challenging markets is core to our continued success.’
Martin Nicklasson, Executive Vice-President, Product Strategy & Licensing and Business Development*

In common with other leading pharmaceutical companies, we also look to strengthen our portfolio with attractive products or technologies from external sources and we continuously monitor the opportunities for licensing partnerships.

e-business
Our e-business activities focus on strengthening our relationships with our stakeholders and improving our speed and efficiency. We continue to introduce internet-enabled programmes that simplify and improve processes, including clinical development and supply chain systems. To boost our marketing effectiveness, we integrate e-marketing into our commercial activities worldwide and we have a broad range of internet-based physician resources in key therapy areas.

Partnering with patients
As part of our commitment to exploring all the ways in which we can bring benefit to patients, we are expanding our thinking beyond medicines to include a focus on ways in which we can help them get access to the information and services they need. This includes IT collaborations that will aim to deliver innovative channels for providing patients with information about their treatment and/or their disease. Through closer partnership with patients, we aim to build our understanding of their needs and how we can best respond to them.

* With effect from 1 January 2005

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14	Annual Review 2004 astrazeneca.com

People

We are very proud of our 64,200 employees in 45 countries and value the diversity of skills and abilities that a global workforce offers. Our future success will be built on their efforts.

To achieve the levels of performance we need to succeed in a changing and increasingly challenging business environment, during 2004 we initiated a step change in the way we work at AstraZeneca – how people are managed, our behaviours, performance, measurement, development and reward.

Our priority has been to ensure we have a performance-driven culture throughout the Company, concentrating on optimising individual and team performance, improving our leadership capability and effectively managing and developing all our talent. We have also introduced a common set of critical behaviours to be adopted across the organisation.

We want everyone at AstraZeneca to have clear, measurable and prioritised objectives aligned with the current business priorities and to have managers with the skills to coach continually for superior performance, and who demonstrate high quality performance management and leadership by example. Good performance will be rewarded. Under performance will be addressed.

We are also strengthening and enhancing the capabilities of our leaders through tailored assignments and individual coaching, complemented by high quality, business-relevant leadership development programmes.

To deliver a flow of world class leaders in the future, we are adopting a consistent approach to identifying and developing people with leadership potential across the Company, backed by strong support from our senior management team.

‘ We have initiated a step change in the way we work at AstraZeneca to achieve the levels of performance we need for future success.’
Tony Bloxham, Executive Vice-President, Human Resources

The wellbeing of our people continues to be a fundamental consideration and we have a broad range of initiatives aimed at promoting the health, safety and welfare of all our employees worldwide.

We use a range of communications media to ensure that employees are kept informed and are clear about their individual and team roles and targets. Opportunities to provide feedback are built into all our communications. In addition, every two years we carry out a global employee survey to identify areas of satisfaction and concern – and priority attention is given to areas for improvement highlighted by these surveys.

A responsible approach
Alongside our commitment to competitiveness and performance, we continue to be led by our core values to achieve sustainable success.

Wherever we have a presence or an impact, we aim to live up to these core values and deliver standards of ethical behaviour that are consistent with our publicly declared codes of corporate responsibility.

We know that a responsible approach to business is essential to maintaining the trust and confidence of society and ensuring that AstraZeneca continues to be a company that is welcomed by society and for which our employees are proud to work.

The separate Corporate Responsibility (CR) Summary Report 2004 captures the main points of our approach to managing this challenge and provides a brief overview of our 2004 CR performance, including more about our commitment to employees in this respect. Detailed statistics and further information about our performance, policies and principles are available on our website at astrazeneca.com/responsibility.

Life inspiring ideas
The success of our business is based on our commitment to innovation. Backed by our strong science base and extensive manufacturing and commercial skills, we turn good ideas into effective medicines designed to improve the health and quality of life of patients around the world.

In recent years, we have launched a range of important new medicines, including high potential therapies for treating cancer (Casodex, Arimidex and Faslodex), gastrointestinal disease (Nexium), asthma (Symbicort), hypertension (Atacand), high cholesterol (Crestor), migraine (Zomig) and schizophrenia (Seroquel).

We are committed to driving continued achievement in all our activities to ensure a healthy future for our business and added value for all those who benefit from it.

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Annual Review 2004 astrazeneca.com

Therapy area review

Cardiovascular (CV)
We are a world leader in cardiovascular medicines, with over 40 years’ experience and a powerful range of products. Backed by our quality research, we aim to build on our strong position, focusing on important areas of need such as hypertension, diabetes, dyslipidaemia and thrombosis.

CV disease accounts for 17 million deaths worldwide each year, making it the greatest risk to life for most adults.

Crestor, our new statin for controlling cholesterol levels, is now approved in 67 markets and launched in 56, including the US, Canada and the majority of EU countries By the end of 2004, over 15 million prescriptions had been written for, and over four million patients treated with Crestor. Public Citizen, a US consumer interest organisation, continued to raise allegations concerning the safety of Crestor. Clinical trials experience and post-marketing surveillance continue to support our belief that Crestor has a safety profile in line with other marketed statins. Clinical trial and post marketing data for Crestor are publicly available on a dedicated website, rosuvastatininformation.com, which we launched in September 2004.

2004 saw the first launches of Exanta, our new oral anti-coagulant, for use in preventing blood clots following orthopaedic surgery in 10 countries. In October 2004, the FDA confirmed that it did not approve Exanta for marketing in the US for any of the indications sought. Discussions are ongoing with the FDA to determine whether there is now a realistic prospect of bringing Exanta to the US market.

At the end of 2004, we received approval in the EU, and an approvable letter from the FDA, for the use of Atacand in heart failure, based on the results of a comprehensive clinical study programme, CHARM, which showed significant reduction in the number of deaths and hospitalisations for heart failure in patients treated with Atacand.

With sales again exceeding $1 billion in 2004, Seloken/Toprol-XL is the world’s leading product by sales in the beta blocker (plain and in combination with diuretic) class.

Gastrointestinal (GI)
We aim to maintain our number one position in GI treatments through driving continued	sales and further development of Nexium. 40% of adults in the western world regularly experience heartburn and between 10 and 20% have gastro-oesophageal reflux disease (GERD). The prevalence of GERD in Asia is lower, but increasing.

Nexium continues to establish a new improved treatment standard and this was reflected in its global sales, which exceeded $3.8 billion in 2004. First launched in Sweden in August 2000, it is now available in approximately 100 markets, including the US, Canada and all European countries. It has been well received by patients and physicians alike and close to 250 million patient treatments had been administered by the end of 2004. Its strong performance in the US makes Nexium the most successful pharmaceutical launch ever.

An injectable/intravenous formulation of Nexium is now approved in 47 countries, for use when an oral treatment of GERD is not appropriate. In September 2004, approval was granted through the EU Mutual Recognition Procedure for the use of Nexium in the healing and prevention of ulcers associated with non-steroidal anti-inflammatory drug (NSAID) therapy. Approval for the reduction in occurrence of gastric ulcers associated with continuous NSAID therapy in patients at risk for developing gastric ulcers was granted in the US in November 2004.

Infection
World demand for antibiotics remains high due to escalating resistance and the increased risk of serious infections. Infectious diseases cause more than 11 million deaths each year.

2004 again saw steady sales growth globally for Merrem, our antibiotic for the treatment of serious, hospital-acquired infections. A Supplementary New Drug Application was filed in the US in 2004 aimed at securing an indication for skin and skin structure infections in 2005.

Work continues at our research facility in Bangalore, India where we are focused on finding a new treatment for tuberculosis (TB), the single largest cause of adult death from infectious disease in the world.

Neuroscience
We aim to deliver a range of life-changing medicines in three key areas of psychiatry, analgesia and neurology, and by maintaining our world leading position in anaesthesia.

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Health problems related to the function of the central nervous system, including the brain, are a complex area of significant medical need.

In September 2004, Seroquel became the market leading atypical anti-psychotic in the US in terms of monthly new prescriptions. In Europe, Seroquel is growing two to three times faster than the atypical market, with excellent market share gains, notably in Italy and Germany.

The launch of Seroquel in the US and Europe for the treatment of bipolar mania – which affects over 17 million people in the major markets – has been very successful, with strong market share growth.

Following successful launches in the US and Europe of Zomig Nasal Spray, a new formulation of our Zomig migraine therapy in a convenient device that delivers fast pain relief, we anticipate launch in Japan in 2005.

Our leading range of anaesthetics continued to perform well. Anaesthesia sales exceeded $1 billion in 2004 including $500 million of Diprivan sales.

Oncology
We aim to maintain our position as a world leader in cancer treatment through further launches for our new products, the successful introduction of novel approaches currently in the pipeline and the continued growth of key products in our portfolio.

Six million people die from cancer every year – representing 12% of deaths worldwide.

Iressa, used for the treatment of non-small cell lung cancer, is a highly researched anti-cancer agent that acts to block signals for cancer cell growth and survival. However, in December 2004 initial results from the recent ISEL study showed that statistically, Iressa did not significantly increase survival of the overall population. Data suggest survival benefits in patient populations of East Asian origin and in non-smokers. Iressa is approved in 35 countries including the US and Japan. We a re now in consultation with regulatory authorities to determine the impact of the ISEL data. We have withdrawn the European Marketing Authorisation Application and voluntarily suspended promotion of Iressa in the US. We intend however to continue to make Iressa available for patients whose physicians feel they are benefiting from the drug.

With its novel mode of action, Faslodex offers an effective, well-tolerated additional breast cancer therapy, in a convenient once-monthly injection. Following EU approval in March 2004, Faslodex is now available in Europe as well as the US, Brazil and Argentina for the treatment of advanced breast cancer in post-menopausal women.

Sales of Casodex and Arimidex, for treating prostate and breast cancer respectively, showed continued good growth. Further large-scale clinical study data presented in December 2004 showed that Arimidex is significantly more effective than tamoxifen in prolonging disease-free survival. The same study also showed that women switching from tamoxifen to Arimidex suffer fewer recurrences of their early breast cancer than those who stay on tamoxifen through the standard five-year course of treatment.

Respiratory and Inflammation
Already a leader in the treatment of asthma, we plan to expand our range through the introduction of new uses for our key products and new treatments in other areas of inflammatory disease, such as chronic obstructive pulmonary disease (COPD) and rheumatoid arthritis.

The World Health Organization estimates that 100 million people worldwide suffer from asthma and that COPD is the fourth greatest cause of death worldwide.

Clinical data confirm the efficacy and safety of Symbicort as an adjustable maintenance treatment for asthma, providing superior asthma control compared to traditional Symbicort fixed dose treatment. During the year, we withdrew our regulatory submission in Europe for Symbicort single inhaler therapy (SiT). We aim to submit a regulatory filing in the second half of 2005 for Symbicort SiT containing additional data from further ongoing studies. A regulatory application for approval in Europe of Symbicort pressurised metered dose inhaler for use in asthma and in COPD was made in July 2004.

In the US, sales of Pulmicort Respules continue to grow, further strengthening its position as the inhaled corticosteroid of choice for the treatment of children under five with asthma.

Key product sales: Cardiovascular
	2004	2003	Underlying
	$m	$m	growth %

Seloken	1,387	1,280	6

Crestor	908	129	n/m

Atacand	879	750	10

Plendil	455	540	(20)

Zestril	440	478	(15)

Tenormin	368	342	–

Other	340	391	(20)

Total	4,777	3,910	17

Key product sales: Gastrointestinal
	2004	2003	Underlying
	$m	$m	growth %

Nexium	3,883	3,302	15

Losec/Prilosec	1,947	2,565	(30)

Other	88	76	9

Total	5,918	5,943	(4)

Key product sales: Infection
	2004	2003	Underlying
	$m	$m	growth %

Merrem	423	346	15

Other	116	130	(16)

Total	539	476	7

Key product sales: Neuroscience
	2004	2003	Underlying
	$m	$m	growth %

Seroquel	2,027	1,487	33

Diprivan	500	458	5

Zomig	356	349	(3)

Local anaesthetics	542	466	8

Other	71	73	(10)

Total	3,496	2,833	19

Key product sales: Oncology
	2004	2003	Underlying
	$m	$m	growth %

Casodex	1,012	854	11

Zoladex	917	869	(1)

Arimidex	811	519	48

Iressa	389	228	65

Nolvadex	134	178	(31)

Faslodex	99	77	28

Other	14	18	(28)

Total	3,376	2,743	16

Key product sales: Respiratory & Inflammation
	2004	2003	Underlying
	$m	$m	growth %

Pulmicort	1,050	968	4

Symbicort	797	549	32

Rhinocort	361	364	(3)

Accolate	116	107	6

Oxis	101	120	(24)

Other	158	153	(5)

Total	2,583	2,261	8

n/m – not meaningful

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18	Annual Review 2004 astrazeneca.com

Board of Directors at 31 December 2004

Percy Barnevik* Non-Executive Chairman	Sir Tom McKillop Executive Director – Chief Executive	Jonathan Symonds Executive Director – Chief Financial Officer

Håkan Mogren Non-Executive Deputy Chairman	Sir Peter Bonfield Senior Non-Executive Director	Jane Henney Non-Executive Director

Louis Schweitzer Non-Executive Director**	Marcus Wallenberg Non-Executive Director	Michele Hooper Non-Executive Director

Dame Bridget Ogilvie Non-Executive Director	John Buchanan Non-Executive Director	Joe Jimenez Non-Executive Director

Erna Möller Non-Executive Director

*	Retired from the Board on 31 December 2004
**	Appointed Non-Executive Chairman with effect from 1 January 2005

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Percy Barnevik (63)
Non-Executive Chairman
Chairman of the Nomination Committee
Appointed as a Director 6 April 1999. Retired from the Board on 31 December 2004. Honorary Chairman of Sandvik AB. Non-Executive Director of General Motors Corporation. Member of the Academies of Engineering Sciences in Sweden and Finland and Honorary Member of the Royal Academy of Engineering, UK. Member of the International Advisory Council of the Federation of Korean Industries and the Investment Council advising the South African Government. Member of the Business Council of American CEOs. Member of the Advisory Board of the Centre for European Reform, UK.

Håkan Mogren (60)
Non-Executive Deputy Chairman
Member of the Nomination Committee
Appointed as a Director 6 April 1999. Formerly CEO and a Director of Astra AB (appointed 18 May 1988). Chairman of Affibody AB and the Sweden-America Foundation. Vice-Chairman of Gambro AB. Member of the Board of Directors of Investor AB, Rémy Cointreau SA, Groupe Danone and Norsk Hydro ASA. Director of the Marianne and Marcus Wallenberg Foundation.

Louis Schweitzer (62)
Non-Executive Director
Appointed as a Director 11 March 2004. Appointed Non-Executive Chairman and Chairman of the Nomination Committee with effect from 1 January 2005. Chairman and Chief Executive Officer of Renault SA since May 1992. President of the Management Board of Renault-Nissan BV since March 2002. Chief Financial Officer and Executive Vice-President 1988-1992 and President and Chief Operating Officer 1990-1992, Renault SA. Non-Executive Director of BNP-Paribas, Electricité de France, Philips Electronics NV, Veolia Environnement and Volvo AB.

Dame Bridget Ogilvie (66)
Non-Executive Director
Member of the Audit Committee
and the Science Committee
Appointed as a Director 1 January 1997. Also has responsibility for overseeing corporate responsibility. Chairman of the Medicines for Malaria Venture and the Association of Medical Research Charities. Trustee of Cancer Research UK. Chairman of the Trustees of the AstraZeneca Science Teaching Trust.

Sir Tom McKillop (61)
Executive Director and Chief Executive
Appointed as a Director 1 January 1996. Non-Executive Director of BP p.l.c. and (until 31 December 2004) Lloyds TSB Group plc. Vice-President of the European Federation of Pharmaceutical Industries and Associations. Pro-Chancellor of the University of Leicester. Chairman of the British Pharma Group and the Northwest Science Council.

Sir Peter Bonfield CBE, FREng (60)
Senior Non-Executive Director
Chairman of the Remuneration Committee and Member of the Nomination Committee
Appointed as a Director 1 January 1995. Fellow of the Royal Academy of Engineering. Non-Executive Director of Telefonaktiebolaget LM Ericsson, Mentor Graphics Corporation and Taiwan Semiconductor Manufacturing Company, Ltd. Vice-President of The British Quality Foundation. Member of the Citigroup International Advisory Board. Member of the Sony Corporation Advisory Board.
Non-Executive Director, Corporate Board of the Department for Constitutional Affairs.

Marcus Wallenberg (48)
Non-Executive Director
Member of the Audit Committee
Appointed as a Director 6 April 1999. Formerly a Director of Astra AB (appointed 18 May 1989). President and Chief Executive Officer of Investor AB. Non-Executive Vice-Chairman of Saab AB, Skandinaviska Enskilda Banken AB and Telefonaktiebolaget LM Ericsson. Non-Executive Director of Scania AB, Stora Enso Oyj and the Knut and Alice Wallenberg Foundation.

John Buchanan (61)
Non-Executive Director
Chairman of the Audit Committee and Member of the Remuneration Committee
Appointed as a Director 25 April 2002. Executive Director and Group Chief Financial Officer of BP p.l.c. 1996-2002. Member of the UK Accounting Standards Board 1997-2001. Senior Independent Non-Executive Director of BHP Billiton Plc and Non-Executive Director of Vodafone Group Plc.

Erna Möller (64)
Non-Executive Director
Member of the Remuneration Committee and the Science Committee
Appointed as a Director 6 April 1999. Formerly a Director of Astra AB (appointed 15 May 1995). Executive Director of the Knut and Alice Wallenberg Foundation. Professor of Clinical Immunology and Member of the Nobel Assembly and of the Nobel Committee, Karolinska Institutet. Member of the Royal Swedish Academy of Engineering Sciences and the Royal Swedish Academy of Science.

Jonathan Symonds (45)
Executive Director and Chief Financial Officer
Appointed as a Director 1 October 1997. Also has overall responsibility for Information Services. Non-Executive Director of Diageo plc. Member of the UK Accounting Standards Board. Chairman of The Hundred Group of Finance Directors in the UK.

Jane Henney (57)
Non-Executive Director
Member of the Audit Committee, the Nomination Committee and the Science Committee
Appointed as a Director 24 September 2001. Senior Vice-President & Provost for Health Affairs, University of Cincinnati Medical Center. Commissioner of Food and Drugs 1998-2001 and Deputy Commissioner for Operations 1992-1994, US Food and Drug Administration. Deputy Director, US National Cancer Institute 1980-1995. Non-Executive Director of AmerisourceBergen Corporation and CIGNA Corporation. Member of the Board of Trustees of the Commonwealth Fund and the China Medical Board.

Michele Hooper (53)
Non-Executive Director
Member of the Audit Committee
Appointed as a Director 1 July 2003. President and Chief Executive Officer of Stadtlander Drug Company 1998-1999. Corporate Vice-President and President, International Businesses of Caremark International Inc. 1992-1998. Non-Executive Director of PPG Industries, Inc., Target Corporation and Davita Inc.

Joe Jimenez (45)
Non-Executive Director
Member of the Remuneration Committee and the Nomination Committee
Appointed as a Director 1 July 2003. Executive Vice-President of H J Heinz Company and President and Chief Executive Officer of Heinz Europe since 2002. Corporate Vice-President then Senior Vice-President and President of Heinz North America 1998-2002. Non-Executive Director of Blue Nile, Inc.

Other officers of the Company at 31 December 2004 included members of the Senior Executive Team, as set out on page 21, and:

Graeme Musker
Group Secretary and Solicitor
Appointed as Company Secretary 6 June 1993.

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Summary Directors' report

Board of Directors
Details of members of the Board at 31 December 2004 are set out on pages 18 and 19.

Board changes
Percy Barnevik, Non-Executive Chairman, retired from the Board on 31 December 2004.

Louis Schweitzer was appointed Non-Executive Chairman with effect from 1 January 2005. Mr Schweitzer was first appointed to the Board in March 2004 and was elected as a Non-Executive Director for the first time by shareholders at the Annual General Meeting (AGM) in April 2004.

Also with effect from 1 January 2005, John Patterson was appointed as an Executive Director with responsibility for Development.

Karl von der Heyden, Non-Executive Director and Chairman of the Audit Committee, retired from the Board in April 2004, with effect from the end of the AGM. He was succeeded in his role as Chairman of the Audit Committee by John Buchanan, Non-Executive Director.

During 2004, Michele Hooper and Joe Jimenez, both Non-Executive Directors, became members of the Audit Committee and Remuneration Committee respectively.

In March 2004, the Board asked Sir Tom McKillop to extend his term as Chief Executive beyond his planned retirement date of March 2005 and he confirmed his willingness to do so.

Election and re-election of Directors
All of the Directors will retire under Article 65 of the Company’s Articles of Association at the AGM in April 2005. The Notice of AGM will give details of those Directors presenting themselves for election or re-election at the AGM.

Annual General Meeting
The Company’s AGM will be held on 28 April 2005. The principal meeting place will be in London. There will be a simultaneous satellite meeting in Stockholm.

Corporate governance
UK Combined Code on Corporate Governance
In July 2003, the Financial Reporting Council in the UK issued the revised Combined Code on Corporate Governance which superseded and replaced the Combined Code published by the Hampel Committee on Corporate Governance in 1998. The Board has prepared this report with reference to the Combined Code.

The Company is applying all of the main and supporting principles of good governance in the Combined Code. The way in which these principles are being applied is described below.

The Company is complying with all of the provisions of the Combined Code except with regard to the independence of all members of the Audit Committee.

The US Sarbanes-Oxley Act of 2002
AstraZeneca PLC American Depositary Shares are traded on the New York Stock Exchange (NYSE) and the Company is subject to the reporting and other requirements of the US Securities and Exchange Commission (SEC) applicable to foreign issuers. The US Sarbanes-Oxley Act came into force at the end of July 2002. As a result of its NYSE listing, the Company is subject to those provisions of the Act applicable to foreign issuers.

The Company either already complies with or will comply with those provisions of the Act applicable to foreign issuers as and when they become effective. The Board believes that, prior to the Act coming into force, the Company already had a sound corporate governance framework, good processes for the accurate and timely reporting of its financial position and results of operations and an effective and robust system of internal controls. Consequently, the Company’s approach to compliance with the Act has principally involved the development and adjustment of its existing corporate governance framework and associated processes concerning reporting, internal controls and other relevant matters.

Board structure and processes
Board composition, responsibilities and appointments
The Board comprises Executive and Non-Executive Directors. In the view of the Board, the majority of Board members excluding the Chairman are independent Non-Executive Directors. The differing roles of Executive Directors and Non-Executive Directors are clearly delineated, with both having fiduciary duties towards shareholders and all being collectively responsible for the success of the Company. However, Executive Directors have direct responsibility for business operations whereas the Non-Executive Directors have a responsibility to bring independent, objective judgement to bear on Board decisions. This includes constructively challenging management and helping to develop the Company’s strategy. The Non-Executive Directors scrutinise the performance of management and have various responsibilities concerning the integrity of financial information, internal controls and risk management. To help maintain a strong executive presence on the Board in addition to the Executive Directors, Board meetings are attended by two members of the Senior Executive Team on a rotational basis.

The Board sets the Company’s strategy and policies and monitors progress towards meeting its objectives. It also assesses whether its obligations to the Company’s shareholders and others are understood and met. This includes regular reviews of the Company’s financial performance and critical business issues.

There is an established and transparent procedure for appointments of new directors to the Board which is operated by the Nomination Committee. All of the Directors retire at each AGM and may offer themselves for re-election by shareholders. The Board reviews annually the status of succession to senior positions, including those at Board level, and ensures it has regular contact with and access to succession candidates.

At its meeting in December 2004, the Board conducted its annual review and assessment of how it operates. This was done without external facilitation and included consideration and discussion of the nature and level of its interaction with the Company’s management; the quality, quantity and coverage of information which flows to the Board from management; the balance of the Board’s time spent considering strategic issues compared to other matters; the content of Board meetings and presentations to Board meetings; the composition of the Board;

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the practical arrangements for the work of the Board; and the work and operation of the Board’s committees. Overall, Board members concluded that the Board and its committees were operating in an effective and constructive manner.

At the same meeting, the Chairman also reported to the Board on his conversations with each Non-Executive Director about their individual performance and that of the Board as a whole, which took place during the fourth quarter of 2004. As the Chairman’s retirement was imminent, no formal review of his performance was conducted. The Non-Executive Directors reviewed the performance of the Chief Executive and the Chief Financial Officer in their absence.

Chief Executive and the Senior Executive Team
The Chief Executive, Sir Tom McKillop, has delegated authority from, and is responsible to, the Board for directing and promoting the profitable operation and development of the Company, consistent with the primary aim of enhancing long term shareholder value.

The Chief Executive is responsible to the Board for the management and performance of the Company’s businesses within the framework of Company policies, reserved powers and routine reporting requirements. He is obliged to refer certain major matters (defined in the formal delegation of the Board’s authority) back to the Board. The roles of the Board, the Board’s committees, the Chairman, the Chief Executive and the Senior Executive Team are documented, as are the Company’s delegated authorities and reserved powers, the means of operation of the business and the roles of corporate functions.

The Chief Executive has established and chairs the Senior Executive Team. While the Chief Executive retains full responsibility for the authority delegated to him by the Board, the Senior Executive Team is the vehicle through which he exercises that authority in respect of the Company’s business (including Salick Health Care and Astra Tech).

The members of the Senior Executive Team are Jonathan Symonds, Chief Financial Officer; John Patterson, Executive Director, Development; Bruno Angelici, Executive Vice-President, Europe, Japan, Asia Pacific and ROW; David Brennan, Executive Vice-President, North America; Jan Lundberg, Executive Vice-President, Discovery Research; Martin Nicklasson, Executive Vice-President, Product Strategy & Licensing and Business Development; Barrie Thorpe, Executive Vice-President, Operations; and Tony Bloxham, Executive Vice-President, Human Resources.

Internal controls and management of risk
The Board has overall responsibility for the Company’s system of internal controls, which aims to safeguard shareholders’ investments and the Company’s assets, and to ensure that proper accounting records are maintained and that the financial information used within the business and for publication is accurate, reliable and fairly presents the financial position of the Company and the results of its business operations. The Board is also responsible for reviewing the effectiveness of the system of internal controls. The system is designed to provide reasonable assurance of effective operations and compliance with laws and regulations, although any system of internal controls can only provide reasonable, not absolute, assurance against material misstatement or loss.

The Company views the careful management of risk as a key management activity. Through the adoption by the Board of a Group Risk & Control Policy and supporting standards, the Company aims to formalise the drive to manage business risks as a key element of all activities. These business risks, which may be strategic, operational, reputational, financial or environmental, should be understood and visible to all managers using a simple and flexible framework. The business context determines in each situation the level of acceptable risk and controls and managers are challenged to recognise and assess this actively and clearly.

Code of Conduct
The policy of the Company is to require all of its subsidiaries, and their employees, to observe the highest ethical standards of integrity and honesty and to act with due skill, care, diligence and fairness in the conduct of business. The Company’s management recognises that such standards make a significant contribution to the overall control environment and seeks, by its words and actions, to reinforce them throughout the business. In particular, all employees are required to comply with the letter and spirit of the AstraZeneca Code of Conduct and with the high ethical standards detailed by the Company in support of it.

During 2004, the Senior Executive Team sponsored a review and re-structuring of the Company’s full range of policies, standards and guidelines to ensure the hierarchy and content are clear and appropriate for ensuring people’s understanding of what is expected of them at every level in the business. Following formal Board approval early in 2005, the new Group policies will be made available on a dedicated intranet site, the availability and purpose of which will be widely communicated throughout the organisation.

Purchase of own shares
The Company’s stated distribution policy contains both a regular dividend cash flow and a share re-purchase component to give the Company more flexibility in managing its capital structure over time. In August 1999, the Company announced a $2 billion share re-purchase programme to be completed by the end of 2002. This programme was completed ahead of schedule in the second quarter of 2002. In January 2002, the Company announced an additional $2 billion re-purchase programme which was completed on schedule by the end of 2003. In January 2004, the Board approved a further $4 billion re-purchase programme to be completed by the end of 2005.

The Board keeps under continuous review its shareholders’ return strategy and restates its intention to grow dividends in line with earnings while maintaining dividend cover in the two to three times range. The Board also believes that the share re-purchase programme is a key part of shareholder return that addresses cash flow and potentially surplus capital. In the absence of strategic uses for cash, the Board expects to distribute the free cash flow generated over the next three years through dividends and share re-purchases.

During 2004, the Company purchased 50.1 million of its own Ordinary Shares with a nominal value of $0.25 each for an aggregate cost of $2,212 million. Following the purchase of these shares, they were all cancelled. This number of shares represents 3.0% of the Company’s total issued share capital at 31 December 2004.

Since the beginning of the original re-purchase programme in 1999, the Company has purchased for cancellation in total 142.9 million of its own Ordinary Shares with a nominal value of $0.25 each for an aggregate cost of $6,171 million. This number of shares represents 8.7% of the Company’s total issued share capital at 31 December 2004.

The Company continues to maintain robust controls in respect of all aspects of the share re-purchase programme to ensure compliance with English law and the Listing Rules of the UK Listing Authority. In particular, the Company’s Disclosure Committee meets to ensure that the Company does not purchase its own shares during prohibited periods. At the AGM on 28 April 2005, the Company will seek a renewal of its current permission from shareholders to purchase its own shares.

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22	Annual Review 2004
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Remuneration policy

Overall remuneration policy and purpose
The Company is committed to maintaining a dynamic performance culture in which every employee champions the growth of shareholder value, is clear about the Company’s objectives, knows how their work impacts on those objectives and that they will benefit from achieving high levels of performance.

The Board has confirmed that the Company’s overall remuneration policy and purpose is:

>	To attract and retain people of the quality necessary to sustain the Company as one of the best pharmaceutical companies in the world.
>	To motivate them to achieve the level of performance necessary to create sustained growth in shareholder value.

In order to achieve this, remuneration policy and practice is designed:

>	To closely align individual and team reward with business performance at each level.
>	To encourage employees to perform to their fullest capacity.
>	To encourage employees to align their interests with those of shareholders.
>	To support managers’ responsibility to achieve business performance through people and for them to recognise superior performance, in the short and longer term.
>	To be as locally focused and flexible as is practicable and beneficial.
>	To be competitive and cost-effective in each of the relevant employment markets.
>	To be as internally consistent as is practicable and beneficial taking due account of market need.

The cost and value of the components of the remuneration package are considered as a whole and are designed:

>	To ensure a proper balance of fixed and variable performance-related components, linked to short and longer term objectives.
>	To reflect market competitiveness taking account of the total value of all of the benefit components.

Throughout 2004, the principal components contained in the total remuneration package, for employees as a whole, were:

>	Annual salary – based on conditions in the relevant geographic market, with the provision to recognise, in addition, the value of individuals’ sustained personal performance, resulting from their ability and experience.
>	Annual bonus – a lump sum payment related to the targeted achievement of corporate, functional and individual goals, measured over a year and contained within a specific plan. The corporate goals are derived from the annual financial targets set by the Board and take into account external expectations of performance. The functional goals are agreed by the Remuneration Committee at the start of, and are monitored throughout, the year.
>	Longer term incentive – for selected groups, a longer term incentive targeted at the achievement of strategic objectives with close alignment to the interests of shareholders.
>	Pension arrangements which are appropriate to the relevant national market.
>	Other benefits such as holidays and sickness benefit which are cost-effective and compatible with the relevant national welfare arrangements.
>	Share participation – various plans provide the opportunity for employees to take a personal stake in the Company’s wealth creation as shareholders.

The way in which these elements are combined and applied varies depending, for example, on market need and practice in various countries.

In 2004, for each Executive Director, the individual components were:

>	Annual salary – the actual salary for each of the Executive Directors is determined by the Remuneration Committee on behalf of the Board and established in sterling. These salaries reflect the experience and sustained performance of the individuals to whom they apply, as judged annually by the Remuneration Committee, taking account also of market competitiveness and the level of increases applicable to all other employees.

>	Short term bonus:

>	The Chief Executive was eligible for an annual bonus related solely to the achievement of the targeted performance of earnings per share. The bonus payable was on a scale of 0-100% of salary and 50% of salary was payable for the achievement of target performance. This was derived from the financial targets set by the Board and took into account external expectations of performance. The bonus was not pensionable. In the light of the disappointing setbacks with Exanta and Iressa in 2004, the Remuneration Committee and Sir Tom McKillop agreed a reduction in his bonus. It was agreed that his bonus for 2004 should be reduced to a sum equivalent to 50% of the bonus he received in respect of 2003. This amounts to £430,000 ($782,000). The Remuneration Committee was also mindful in setting the bonus for 2004 that all employees, including Sir Tom McKillop, who had an interest in shares throughout 2004, had seen the value of their shares fall significantly during the year, in common with other shareholders.

> The Chief Financial Officer was eligible for an annual bonus related to the achievement of both the targeted performance of earnings per share and the achievement of performance measures relevant to his particular area of responsibility. The bonus payable was on a scale of 0-100% of salary and 50% of salary was payable for the achievement of target business performance. 80% of the bonus related to the achievement of the earnings per share target and 20% to the other performance measures. The bonus was not pensionable.

>	Longer term incentive – Executive Directors are also rewarded for improvement in the share price performance of the Company over a period of years by the grant of share options. The grant of options under the AstraZeneca Share Option Plan is determined by the Remuneration Committee, as are the performance targets that will apply and whether they will apply to the grant and/or exercise of options.

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Annual Review 2004	23
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>	Pension arrangements:

	>	UK Executive Directors’ pension arrangements – the Chief Executive is a member of the Company’s main UK defined benefit pension plan. The normal pension age under this plan is 62. However, a member’s accrued pension is available from age 60 without any actuarial reduction. In addition the accrued pension is available, unreduced, from age 57 if the Company consents to a request for early retirement and from age 50 if the retirement is at the Company’s request.

On death in retirement, the accrued pension is guaranteed payable for the first five years of retirement and then reduces to two-thirds of this amount should there be a surviving spouse or other dependant. Any member may choose higher or lower levels of survivor’s pensions at retirement, subject to Inland Revenue limits, in return for an adjustment to their own pension of equivalent actuarial value. Pensions are also payable to dependant children. In the event of a senior employee becoming incapacitated, then a pension is payable immediately as if such person had reached normal retirement age (subject to a maximum of 10 years additional service), based on current pensionable salary. In the event of death prior to retirement, dependants are entitled to a pension of two-thirds of the pension that would have been earned had such person remained in service to age 62 plus a capital sum of four times pensionable pay. Pensions in payment are increased annually in line with inflation, as measured by the UK Retail Prices Index, up to a maximum of 5%.

In respect of UK Executive Directors whose pensionable earnings are capped by the earnings limit imposed by the Finance Act 1989, unapproved defined contribution schemes are made available. Currently, only the Chief Financial Officer is affected by this limit. The Company has agreed to pay annually 50% of base salary in excess of the statutory earnings cap for the pension and associated tax liability, with the intention of providing equivalence of benefits with non-

capped UK Executive Directors. If this does not provide equivalence, the Company has agreed to make up the difference. The Company contribution in 2004 in respect of the pension element was £124,000 ($225,000).

Other customary benefits (such as a car and health benefits) are also made available through participation in the Company’s flexible benefits arrangements, which extend to the vast majority of the Company’s UK and Swedish employees.

Review of executive remuneration
In 2000, the Company volunteered a commitment that a review of practice would take place in five years, taking account of the view of the Company’s shareholders and the needs of the business at that time. This review took place during 2004.

The Remuneration Committee reviewed its basic philosophy and confirmed that in seeking to achieve sustained growth in shareholder value it would demand the highest level of performance from all employees with the Company conducting itself in a fair and moderate way, maintaining the highest standards of social responsibility and corporate governance. In order to achieve this, it must attract and retain Executive Directors and other senior executives of the highest quality, competing for them in the global employment market and providing appropriate rewards directly linked to top performance.

In the last five years, the Company has honoured its promise regarding shareholder dilution. Grants of options under the AstraZeneca Share Option Plan worldwide have amounted to 2.71% (plus 0.45% under the old Zeneca 1994 Executive Share Option Scheme). Dilution under other share plans has been 0.36%.

During this time, the Company has intensified its action to align reward directly with performance. For example, the business performance report has been developed. This contains the short and long term strategic objectives agreed annually with the Board and cascaded down throughout the Company; these are monitored quarterly and determine both short term bonus and long term awards. In addition, the reward of employees at all levels has become increasingly differentiated based on their individual performance.

In the review, the Remuneration Committee confirmed that the reward package of Executive Directors should be primarily benchmarked against major UK based companies with global operations similar to those of AstraZeneca, as opposed to alignment with the global industry practice. However, in appropriately balancing the total package towards the delivery of award for demonstrable performance, bonuses and incentives should provide for upper quartile opportunity for upper quartile performance.

During 2004, the Remuneration Committee sought the views of major shareholders. As it is five years since the last major review, the Committee identified that the competitive market place in major UK companies had developed and shareholder expectations had also changed. The Remuneration Committee has taken the views of shareholders into account in formulating proposals which focus upon performance-related pay and strengthened the links to measures which are aligned to the creation of shareholder value. These proposals, primarily for the Senior Executive Team, are closely aligned to current best practice and include:

>	An increase in the annual bonus opportunity linked to a broader assessment of performance together with a requirement for the Senior Executive Team to defer a portion of their bonus earned into shares for a period of three years. As a result of the most recent consultation, the basis of determining the annual bonus for the Senior Executive Team will be changed. In the past, the whole of the bonus of the Chief Executive and 80% of those of the others was determined by reference to earnings per share. For 2005, 50% will be determined by earnings per share, 25% by measures relating to the individual’s particular area of responsibility and 25% by a balance of qualitative and quantitative measures which address the quality of business performance. The Remuneration Committee would reserve the right to modify the bonus outcome if it believed it did not reflect the underlying performance of the business.

>	The introduction of performance conditions on exercise of options granted under the AstraZeneca Share Option Plan with no re-test facility, in order to bring our policy in line with best practice.

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24	Annual Review 2004
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Remuneration policy continued			Summary financial review

>	A requirement for executives to hold shares equivalent to one-times salary, and to retain the net number of shares acquired under the AstraZeneca Share Option Plan for at least six months after the option is exercised.	Graph showing total shareholder return
The UK Directors’ Remuneration Report Regulations 2002 require the inclusion in the Annual Review of a graph showing total shareholder return (TSR) over a five year period in respect of a holding of the Company’s shares, plotted against TSR in respect of a hypothetical holding of shares of a similar kind and number by reference to which a broad equity market index is calculated. This illustrates the Company’s TSR performance against the broad equity market index selected. The Company is a member of the FTSE 100 Index and consequently, for the purposes of this graph which is set out below, we have selected the FTSE 100 Index as the appropriate index.	Introduction
The purpose of this summary Financial Review, together with the therapy area review, is to provide a balanced and comprehensive analysis of the financial performance of the business during 2004 and the financial position as at the end of the year.

> Subject to a shareholder vote at the AGM, the introduction of a new performance share plan based on the Company’s total shareholder return relative to a global industry peer group. This test would be underpinned by the requirement of the Remuneration Committee to satisfy itself that any total shareholder return rewarded was a genuine reflection of the Company’s underlying performance and it would explain its reasoning in the subsequent Directors’ Remuneration Report.

Our operations are focused on prescription pharmaceuticals and more than 97% of our sales are made in that sector. Sales of pharmaceutical products tend to be relatively insensitive to general economic circumstances in the short term. They are more directly influenced by medical needs and are generally financed by health insurance schemes or national healthcare budgets.

Our operating results in both the short and long term can be affected by a number of factors other than normal competition:

The Board and the Remuneration Committee believe that bringing bonus and long term incentive opportunities closer to the market, subject to demanding performance conditions, will appropriately rebalance the proportion of reward so that variable performance-related pay is dominant and will significantly improve the Company’s ability to attract and retain executives of the quality necessary to lead AstraZeneca in the future.

Arrangements for Håkan Mogren and Åke Stavling
Håkan Mogren, formerly Executive Deputy Chairman, ceased to be an Executive Director and employee of the Company and became Non-Executive Deputy Chairman at the end of August 2003. Dr Mogren’s remuneration arrangements as a result of this change were considered and approved by the Remuneration Committee in 2003, based on existing contracts and practice, and were fully disclosed in the Directors’ Remuneration Report for 2003. Under these arrangements, Dr Mogren received compensation from the Company which was paid on a monthly basis until the end of August 2004. The sum received by Dr Mogren in respect of this compensation in 2004 is included in the disclosure of Directors’ emoluments on page 33.

Åke Stavling, formerly an Executive Director, left the Company at the end of January 2003. Mr Stavling’s leaving arrangements were considered and approved by the Remuneration Committee in 2002, based on existing contracts and practice, and were fully disclosed in the Directors’ Remuneration Report for 2003. Under these arrangements, Mr Stavling is receiving compensation from the Company which is being paid on a monthly basis until the end of January 2005. The amount of this compensation is equivalent to two years’ base annual salary. Mr Stavling was entitled to a notice period of two years under his service contract at the time he left the Company. The sum received by Mr Stavling in respect of this compensation in 2004 is included in the disclosure of Directors’ emoluments on page 33.
Graph showing total shareholder return 1 January 2000 – 31 December 2004 Source: Thomson Financial Datastream	> > > > >	The risk of generic competition following loss of patent exclusivity or patent expiry, with the potential adverse effects on sales volumes and prices.
 The timings of new product launches, which can be influenced by national regulators, and the risk that such new products do not succeed as anticipated.
The rate of sales growth and costs following new product launches.
The adverse impact on pharmaceutical prices as a result of the regulatory environment. Although there is no direct governmental control on prices in the US, pressures from individual state programmes and health insurance bodies are leading to downward forces on realised prices. In other parts of the world there are a variety of price and volume control mechanisms and retrospective rebates based on sales levels which are imposed by governments.
Currency fluctuations, which can significantly affect our results. Our functional and reporting currency is US dollars, as this is our single largest currency, but we have substantial exposures to other currencies, in particular significant euro and Japanese yen denominated income and sterling and Swedish krona denominated costs.

Over the longer term, the success of our research and development is crucial. In common with other pharmaceutical companies we devote substantial resources to R&D, the benefit of which emerges over the long term and carries considerable uncertainty as to whether it will generate future products.

The business events which were the most significant for our financial results in 2004 are as follows:
		>	Strong sales performances from our key growth products to $11,161 million (52% of sales), particularly in the second half of the year.
		>	Slowing rate of decline of patent expired products, again in the second half of the year.

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Annual Review 2004	25
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Sales by growth, patent expiry and base products $m

21,426
18,849
17,841

Key
Growth (Atacand, Arimidex, Casodex, Crestor, Faslodex, Iressa, Nexium, Seroquel, Symbicort and Zomig)
Patent expiry (Losec, Zestril and Nolvadex)
Base

>	Growth of Crestor sales to $908 million, despite what we believe are unfounded allegations about safety.

of $2,521 million, 12% of our total sales in 2004. Sales of base products remained constant, although the relative percentage of total sales fell from 39% in 2003 to 36% in 2004.

 In Gastrointestinal, Nexium sales reached $3,883 million for the full year, up 15%. Sales in the US reached $2,716 million on strong growth in dispensed tablet volume (up 20%).

 Sales of Cardiovascular products increased by 17% for the full year, chiefly on sales of Crestor. Crestor sales totalled $908 million including $543 million in US sales. In the US, market share has been volatile, as a result of episodic media coverage of challenges to the Crestor safety profile, despite mounting evidence amassed from clinical trials experience and thorough analysis of post-marketing surveillance reports supporting our view that the safety profile of Crestor is in line with that of other marketed statins. We are determined to restore market share momentum, as we have done previously. In addition, discussions with the FDA are ongoing to determine whether there is a realistic prospect of bringing Exanta to the US market following the FDA’s decision in October 2004 not to approve the product.

Oncology sales enjoyed strong growth with a notable performance from Arimidex (up 48%). The disappointing results from a preliminary analysis of the ISEL study into Iressa patients’ survival had little impact on sales outside the US in 2004. In 2005 in the US, we anticipate a rapid reduction in new prescriptions and sales will be recognised on confirmed patient usage while commercial prospects have certainly been reduced in Western markets, the positive results in patients of East Asian origin offer the prospect of a continuing successful business in these important markets. Neuroscience also saw significant growth driven by Seroquel sales which increased by 33% to exceed $2 billion for the first time. Symbicort sales growth of 32% to $797 million was the principal contributor to growth of 8% in Respiratory and Inflammation sales.

 In the US, the Inventory Management Agreements (IMAs) entered into during 2004 have successfully reduced wholesaler stock volatility and by the end of the year wholesaler stocks were close to target levels. Adjusting both 2004 and 2003 for wholesaler stock movements, it is estimated that total sales growth for 2004 would increase from 9% to 11%.

 Geographical analysis
Underlying sales growth in the US was 10%. However, growth for the full year was estimated to be 15% when adjusted for net wholesaler stock movements in 2003 and 2004. Increased sales of Crestor, Seroquel, Nexium and Arimidex more than offset a further $500 million decline in sales of Prilosec for the year.

Sales in Europe were up 3% for the full year, with increased volume partially offset by declining realised prices. The launch roll out for Crestor and good growth for Nexium (up 26%), Symbicort (up 29%), Arimidex (up 48%) and Seroquel (up 45%) more than offset declines in Losec (down 25%) and other mature products.

Sales in Japan were up 11% for the full year on strong performance in Oncology products (up 19%) and for Losec (up 24%).

Operating margin and retained profit
Gross margin decreased by 0.2 percentage points to 76.0% reflecting costs associated with Exanta and Iressa offset by lower Merck payments. R&D and SG&A combined grew by 6%, with R&D growing by 3% and SG&A by 8%. These growth rates have slowed considerably during the year as product launch cost growth reached a plateau and strict cost control continued. Operating margin increased by 0.5 percentage points from 21.8% to 22.3%.

The disposal of the Advanta joint venture was completed on 1 September 2004 for a profit of $219 million.

Excluding exceptional items, the effective tax rate for the full year 2004 was 27.1%. The post exceptional tax rate was 24.7%.

In 2004, a settlement was reached in respect of currency losses arising on intra-group balances in 2000 and a credit of $357 million has been recorded in the statement of total recognised gains and losses.

Earnings per share before exceptional items grew by 18% from $1.78 in 2003 to $2.11 in 2004.

Financial position
All data in this section are on an actual basis (unless noted otherwise).
>	Following a period of high investment in selling and marketing in support of Nexium and Crestor in the first half of 2004, we have reduced our cost growth rate significantly in the second half of the year.
>	The decision by the FDA not to approve Exanta, whilst not materially affecting sales in 2004, has led us to make provisions against product stocks, goodwill and other assets of $151 million.
>	Similarly, the preliminary results of the ISEL study on Iressa reported in December 2004 have led to provisions against product stocks and manufacturing assets of $85 million.
>	In the year, we disposed of our investment in the joint venture Advanta BV, realising an exceptional gain of $219 million.

Key Performance Indicators (KPIs) The primary KPIs used by management to understand and manage the financial performance of the business include:

>	The analysis of sales growth with products allocated to three groups: “growth”, “base” and “patent expiry” which allow us to understand how the business is regenerating itself in the short term.
>	Trends in prescription volumes which give insights into the underlying business growth as opposed to invoiced sales which depend on the timing of wholesaler demand.
>	Cost growth rates, through which we manage the cost base to ensure that it is growing appropriately in relation to sales.
>	Operating profit margin progression over time, which demonstrates the overall quality of the business.

Results of operations Results described in this section exclude the effects of exchange rate movements (unless otherwise stated) to reflect underlying performance.

Sales
After excluding the effects of exchange, underlying sales for the full year increased by 9%. Global sales of key growth products reached $11,161 million for the full year (up 30%) and now comprise 52% of total sales (compared to 44% in 2003). Patent expiry products declined by 28%, recording sales in aggregate

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26
Annual Review 2004
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Summary financial review continued

The net book value of our assets increased from $13,257 million at 31 December 2003 to $14,519 million at 31 December 2004. The increase was driven primarily by retained profit after dividends of $2,258 million and exchange benefits of $1,092 million less share re-purchases of $2,212 million. Capital expenditure totalled $1,063 million, compared with $1,239 million in 2003. Major investments continued, particularly in R&D facilities. Additions to goodwill and intangible assets amounted to $151 million and included an intangible arising from the collaboration agreement with Cambridge Antibody Technology of $34 million. Stock levels at $3,020 million were unchanged from 2003. Reductions in stock from tight operational management, high second half sales and provisions against Exanta and Iressa stocks were offset by exchange effects. Debtors increased from $5,960 million to $6,274 million reflecting increased trade debtors from higher sales in the fourth quarter of 2004 compared with the same period in 2003, together with exchange effects offset by decreases in tax balances. Creditors have risen from $7,595 million to $7,718 million – increases in trade creditors, exchange effects and the final dividend were compensated by decreases in tax balances.

Cash flow and net funds
We continue to be a highly cash generative business. Although future operating cash flows may be affected by a number of factors as outlined above, we believe our cash resources will be sufficient for our present requirements and include sufficient cash for our existing capital programme, share re-purchase, and any costs of launching new products, as well as the potential buy-out of Merck’s interests in 2008.

Cash generated from operating activities before exceptional cash outflows was $6,069 million compared with $4,617 million in 2003. The increase in cash is due to higher profits and minimal working capital outflows ($9 million in 2004 compared to $1,101 million in 2003). In 2003 all three components of working capital led to substantial cash outflows whereas in 2004 there were inflows on stocks ($129 million) and creditors ($71 million) offset by an outflow on debtors ($209 million). Cash flow from working capital in the fourth quarter was notably strong due mainly to stocks which, when compared with September 2004, fell for the reasons above and debtors, which also fell because sales in December were lower than in September. Cash expenditure on exceptional items was $8 million compared with $391 million in 2003 (which included the payment of $355 million in settlement of the Zoladex investigation). Tax paid for the year was $1,246 million, compared to $886 million in 2003. Tax cash paid in 2004 has increased compared to 2003 due to the greater utilisation of foreign exchange losses in 2003, reduced trading losses brought forward to 2004 and a
continued

reduction in the level of accelerated capital allowances/tax reliefs in excess of depreciation in 2004.

Capital expenditure, including new fixed asset investments and intangible assets, totalled $1,296 million.

During the year, an SEC-registered shelf debt programme was established with a total capacity of $4 billion and in conjunction with this a $750 million bond, repayable in 2014, was issued.

After accounting for dividends paid of $1,378 million, net share re-purchases of $2,110 million and exchange of $34 million, there was a $478 million increase in net cash funds, which totalled $3,974 million at 31 December 2004.

Capitalisation and shareholder return
During 2004 we returned $3,590 million in cash to shareholders through a mix of share buybacks and dividends.

Under the programme of share re-purchases, approved by the Board in January 2004, we have re-purchased and cancelled 50.1 million shares in 2004 at a cost of $2,212 million. Together with the previous programme begun in 1999 the total number of shares re-purchased to date is 142.9 million at a cumulative cost of $6,171 million. Under a new policy approved by the Board in January 2005 we aim to distribute the free cash generated over the next three years to shareholders.

We regard our free cash as being cash flow before returns to shareholders and financing. For 2004 free cash was $3,932 million (net cash inflow before management of liquid resources and financing of $2,554 million before $1,378 million dividends paid) compared to $1,899 million in 2003.

We paid a first interim dividend for 2004 on 20 September 2004 of $0.295 per Ordinary Share. A second interim dividend for 2004 of $0.645 per Ordinary Share has been declared, which the Annual General Meeting will be asked to confirm as the final dividend. This, together with the first interim dividend, makes a total of $0.940 for the year. It is our intention that dividends will increase broadly in line with earnings growth whilst maintaining dividend cover at around the middle of the two to two and a half times range.

Future prospects
The setbacks with Exanta and Iressa are disappointing but the business remains robust. We expect continued sales growth, including strong prospects for Nexium, Symbicort, Seroquel, Arimidex and, with restoration of market share progress in the US, for Crestor. This sales growth coupled with disciplined cost management and productivity improvements should lead to good earnings growth in the next three years.

continued

International accounting
Under European legislation, we are required to adopt International Financial Reporting Standards (IFRSs) and International Accounting Standards (IASs) endorsed by the European Union (EU) in the preparation of our Financial Statements from 2005 onwards.

Our project to manage the transition of financial reporting from UK GAAP to international accounting has completed the majority of its work. On 25 October 2004 we published information with regard to 2003 and the first half of 2004, whilst on 27 January 2005, we issued data on the remainder of 2004. The changes in income and net assets from UK GAAP to international accounting can be summarised as follows:

	2004	2003
Income	$m	$m

UK GAAP	3,831	3,059

Share-based payments	(167)	(136)

Employee benefits	–	(15)

Business combinations	49	59

Financial instruments	(128)	(16)

Income tax	66	82

Others	19	3

IFRS/IAS	3,670	3,036

	2004	2003
Net assets	$m	$m

UK GAAP	14,519	13,257

Share-based payments	(1)	19

Employee benefits	(1,435)	(1,242)

Business combinations	106	57

Financial instruments	28	134

Income tax	128	(8)

Dividend	1,061	914

Others	112	78

IFRS/IAS	14,518	13,209

The major areas of ongoing impact on our net profit and shareholders’ funds are likely to continue to be share-based payments, goodwill amortisation and deferred tax. The reconciliation from UK GAAP income in 2004 was also impacted by one-off gains on financial instruments that have been recognised in earlier years under IFRS/IAS. Further details can be found on our website, astrazeneca.com. The information was prepared on the basis of our best understanding of the standards endorsed by the EU that we will be subject to.

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Annual Review 2004	27
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Summary financial
statements	Auditor’s statement

These summary Financial Statements are a summary of information in the Group’s annual Financial Statements, Directors’ Report and Directors’ Remuneration Report and do not contain sufficient information to allow for as full an understanding of the results and state of affairs of the Group as would be provided by the full annual Financial Statements, Directors’ Report and Directors’ Remuneration Report. Shareholders requiring more detailed information have the right to obtain, free of charge, a copy of the Group’s last full Annual Report and Form 20-F Information, available from the Secretary at the registered office of the Company.

The summary Financial Statements on pages 28 to 33 were approved by the Board of Directors on 27 January 2005 and were signed on its behalf by:

Sir Tom McKillop, Director

Jonathan Symonds, Director

Auditor’s statement to the members of AstraZeneca PLC, pursuant to section 251 of the Companies Act 1985
We have examined the summary Financial Statements set out on pages 28 to 33. This statement is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of Directors and Auditor
The Directors are responsible for preparing the Annual Review 2004 in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary Financial Statements within the Annual Review 2004 with the full annual Financial Statements, the Directors’ Report and the Directors’ Remuneration Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summary Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary Financial Statements.

Basis of opinion
 We conducted our work in accordance with Bulletin 1999/6 ‘The auditor’s statement on the summary financial statement’ issued by the Auditing Practices Board for use in the UK. Our report on the Group’s full annual Financial Statements describes the basis of our audit opinion on those Financial Statements.

Opinion
In our opinion the summary Financial Statements are consistent with the full annual Financial Statements, the Directors’ Report and the Directors’ Remuneration Report of AstraZeneca PLC for the year ended 31 December 2004 and comply with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

27 January 2005

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB

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28	Annual Review 2004
astrazeneca.com
Group Profit and Loss Account
for the year ended 31 December

	Before
	exceptional	Exceptional	2004
	items	items	Total
	$m	$m	$m

Group turnover	21,426	–	21,426

Operating costs	(16,971)	–	(16,971)

Other operating income	315	–	315

Group operating profit	4,770	–	4,770

Share of operating profits of joint venture	–	–	–

Profit on sale of interest in joint venture	–	219	219

Dividend income	6	–	6

Profit on ordinary activities before interest	4,776	219	4,995

Net interest	90	–	90

Profit on ordinary activities before taxation	4,866	219	5,085

Taxation	(1,321)	67	(1,254)

Profit on ordinary activities after taxation	3,545	286	3,831

Attributable to minorities	(18)	–	(18)

Net profit for the financial year	3,527	286	3,813

Dividends to shareholders			(1,555)

Profit retained for the financial year			2,258

Earnings per $0.25 Ordinary Share before exceptional items	$2.11	–	$2.11

Earnings per $0.25 Ordinary Share (basic)	$2.11	$0.17	$2.28

Earnings per $0.25 Ordinary Share (diluted)	$2.11	$0.17	$2.28

Weighted average number of Ordinary Shares in issue (millions)			1,673

All activities were in respect of continuing operations. There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before taxation.

Group Statement of Total Recognised Gains and Losses
for the year ended 31 December

2004
$m

Net profit for the financial year	3,813

Foreign exchange adjustments on consolidation	713

Tax on foreign exchange adjustments on consolidation	379

Translation differences on foreign currency borrowings	–

Tax on translation differences on foreign currency borrowings	–

Total recognised gains and losses relating to the financial year	4,905

Tax on foreign exchange adjustments on consolidation in 2004 includes a credit of $357m in respect of foreign exchange losses arising in 2000.

$m means millions of US dollars

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Annual Review 2004 astrazeneca.com	29

Before			Before
exceptional	Exceptional	2003	exceptional	Exceptional	2002
items	items	Total	items	items	Total
$m	$m	$m	$m	$m	$m

18,849	–	18,849	17,841	–	17,841

(14,938)	–	(14,938)	(13,728)	(350)	(14,078)

200	–	200	243	–	243

4,111	–	4,111	4,356	(350)	4,006

–	–	–	–	–	–

–	–	–	–	–	–

2	–	2	1	–	1

4,113	–	4,113	4,357	(350)	4,007

89	–	89	30	–	30

4,202	–	4,202	4,387	(350)	4,037

(1,143)	–	(1,143)	(1,177)	–	(1,177)

3,059	–	3,059	3,210	(350)	2,860

(23)	–	(23)	(24)	–	(24)

3,036	–	3,036	3,186	(350)	2,836

		(1,350)			(1,206)

		1,686			1,630

$1.78	–	$1.78	$1.84	–	$1.84

$1.78	–	$1.78	$1.84	($0.20)	$1.64

$1.78	–	$1.78	$1.84	($0.20)	$1.64

		1,709			1,733

2003	2002
$m	$m

3,036	2,836

1,361	971

66	135

–	6

–	(2)

4,463	3,946

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30	Annual Review 2004 astrazeneca.com

Group Balance Sheet at 31 December

	2004	2003
	$m	$m

Fixed assets
Tangible fixed assets	8,083	7,536

Goodwill and intangible assets	2,826	2,884

Fixed asset investments	267	220

	11,176	10,640

Current assets
Stocks	3,020	3,022

Debtors	6,274	5,960

Short term investments	4,091	3,218

Cash	1,055	733

	14,440	12,933

Total assets	25,616	23,573

Creditors due within one year
Short term borrowings and overdrafts	(142)	(152)

Other creditors	(7,640)	(7,543)

	(7,782)	(7,695)

Net current assets	6,658	5,238

Total assets less current liabilities	17,834	15,878

Creditors due after more than one year
Loans	(1,030)	(303)

Other creditors	(78)	(52)

	(1,108)	(355)

Provisions for liabilities and charges	(2,207)	(2,266)

Net assets	14,519	13,257

Capital and reserves
Called-up share capital	411	423

Share premium account	550	449

Capital redemption reserve	36	23

Merger reserve	433	433

Other reserves	1,382	1,401

Profit and loss account	11,606	10,449

Shareholders’ funds – equity interests	14,418	13,178

Minority equity interests	101	79

Shareholders’ funds and minority interests	14,519	13,257

The Financial Statements on pages 28 to 33 were approved by the Board of Directors on 27 January 2005 and were signed on its behalf by:

Sir Tom McKillop	Jonathan Symonds
Director	Director

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Annual Review 2004 astrazeneca.com	31

Statement of Group Cash Flow for the year ended 31 December

	2004	2003	2002
	$m	$m	$m

Cash flow from operating activities
Net cash inflow from trading operations	6,069	4,617	5,686

Cash outflow related to exceptional items	(8)	(391)	(93)

Net cash inflow from operating activities	6,061	4,226	5,593

Returns on investments and servicing of finance
Interest received	119	117	142

Interest paid	(62)	(32)	(96)

Dividends received	6	2	–

Dividends paid by subsidiaries to minority interests	(5)	(11)	(11)

	58	76	35

Tax paid	(1,246)	(886)	(795)

Capital expenditure and financial investment
Cash expenditure on tangible fixed assets	(1,063)	(1,282)	(1,340)

Cash expenditure on intangible assets	(151)	(233)	(268)

Cash expenditure on fixed asset investments	(117)	(120)	(1)

Disposals of fixed assets	35	38	66

	(1,296)	(1,597)	(1,543)

Acquisitions and disposals
Disposals of business operations	355	80	–

Equity dividends paid to shareholders	(1,378)	(1,222)	(1,234)

Net cash inflow before management of liquid resources and financing	2,554	677	2,056

Management of liquid resources and financing
Movement in short term investments and fixed deposits (net)	(862)	771	(806)

Financing	727	(345)	(118)

Net share re-purchases	(2,110)	(1,107)	(1,154)

Increase/(decrease) in cash in the year	309	(4)	(22)

Cash (inflow)/outflow from (increase)/decrease in loans and short term borrowings	(727)	345	118

Cash outflow/(inflow) from increase/(decrease) in short term investments	862	(771)	806

Change in net funds resulting from cash flows	444	(430)	902

Exchange movements	34	82	75

Movement in net funds	478	(348)	977

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32	Annual Review 2004 astrazeneca.com

Dividends

	2004	2003	2002	2004	2003	2002
	Per	Per	Per
	share	share	share	$m	$m	$m

Interim, paid on 20 September 2004	$0.295	$0.255	$0.230	494	436	398

Second interim, to be confirmed as final,
payable 21 March 2005	$0.645	$0.540	$0.470	1,061	914	808

	$0.940	$0.795	$0.700	1,555	1,350	1,206

Earnings per share
	2004	2003	2002

Net profit for the financial year before exceptional items ($m)	3,527	3,036	3,186

Exceptional items after tax ($m)	286	–	(350)

Net profit for the financial year ($m)	3,813	3,036	2,836

Earnings per Ordinary Share before exceptional items	$2.11	$1.78	$1.84

Earnings/(loss) per Ordinary Share on exceptional items	$0.17	–	($0.20)

Earnings per Ordinary Share	$2.28	$1.78	$1.64

Diluted earnings per Ordinary Share before exceptional items	$2.11	$1.78	$1.84

Diluted earnings/(loss) per Ordinary Share on exceptional items	$0.17	–	($0.20)

Diluted earnings per Ordinary Share	$2.28	$1.78	$1.64

Weighted average number of Ordinary Shares in issue for basic earnings (millions)	1,673	1,709	1,733

Dilutive impact of share options outstanding (millions)	2	3	2

Diluted average number of Ordinary Shares in issue (millions)	1,675	1,712	1,735

There are no options, warrants or rights outstanding in respect of unissued shares except for employee share option schemes. The earnings figures used in the calculations above are unchanged for diluted earnings per Ordinary Share. Earnings per Ordinary Share before exceptional items have been calculated to eliminate the impact of exceptional items on the results of the business.

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	Annual Review 2004 astrazeneca.com	33

Emoluments of Directors

The aggregate remuneration, excluding pension contributions, paid to or accrued for all Directors and officers of the Company for services in all capacities during the year ended 31 December 2004 was £10 million ($17 million). Remuneration of individual Directors is set out below in sterling and US dollars. All salaries, fees and bonuses for Directors are established in sterling.

	Salary			Taxable			Total	Total		Total
	and fees		Bonuses	benefits	Other		2004	2003		2002
Sterling	£’000		£’000	£’000	£’000		£’000	£’000		£’000

Percy Barnevik	250		–	–	–		250	250		250

Sir Tom McKillop	958		430	1	22	[1]	1,411	1,790		1,479

Jonathan Symonds	559		314	7	90	[2]	970	1,071		909

Sir Peter Bonfield	76		–	–	–		76	74		46

John Buchanan	61		–	–	–		61	53		33

Jane Henney	54		–	–	–		54	49		60

Michele Hooper	43		–	–	–		43	19	[4]	–

Joe Jimenez	43		–	–	–		43	19	[4]	–

Håkan Mogren	29	[4]	–	–	450	[3]	479	1,246		1,347

Erna Möller	54		–	–	–		54	49		62

Dame Bridget Ogilvie	54		–	–	–		54	49		62

Louis Schweitzer	31	[4]	–	–	–		31	–		–

Marcus Wallenberg	46		–	–	–		46	46		42

Former Directors
Karl von der Heyden	19	[4]	–	–	–		19	55		47

Åke Stavling	–		–	–	435	[3]	435	489		835

Others	–		–	–	–		–	–		621

Total	2,277		744	8	997		4,026	5,259		5,793

[1] Relates to relocation allowances; [2] Payment for pension related tax liabilities; [3] Compensation payment; [4] Part year only.

	Salary			Taxable			Total	Total		Total
	and fees		Bonuses	benefits	Other		2004	2003		2002
US dollars	$’000		$’000	$’000	$’000		$’000	$’000		$’000

Percy Barnevik	455		–	–	–		455	403		373

Sir Tom McKillop	1,742		782	2	40	[1]	2,566	2,886		2,208

Jonathan Symonds	1,016		571	13	164	[2]	1,764	1,726		1,357

Sir Peter Bonfield	138		–	–	–		138	119		68

John Buchanan	111		–	–	–		111	86		49

Jane Henney	98		–	–	–		98	79		90

Michele Hooper	78		–	–	–		78	31	[4]	–

Joe Jimenez	78		–	–	–		78	31	[4]	–

Håkan Mogren	53	[4]	–	–	818	[3]	871	2,008		2,010

Erna Möller	98		–	–	–		98	79		93

Dame Bridget Ogilvie	98		–	–	–		98	79		93

Louis Schweitzer	56	[4]	–	–	–		56	–		–

Marcus Wallenberg	84		–	–	–		84	74		63

Former Directors
Karl von der Heyden	35	[4]	–	–	–		35	89		70

Åke Stavling	–		–	–	791	[3]	791	788		1,246

Others	–		–	–	–		–	–		927

Total	4,140		1,353	15	1,813		7,321	8,478		8,647

[1] Relates to relocation allowances; [2] Payment for pension related tax liabilities; [3] Compensation payment; [4] Part year only.

As described fully in the AstraZeneca Annual Report and Form 20-F Information 2003 and noted on page 24 of the Annual Review 2004, compensation payments to Håkan Mogren and Åke Stavling were £450,000 ($818,000) and £435,000 ($791,000), respectively and are included within Other in the above tables.

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34	Annual Review 2004 astrazeneca.com

Group financial record

	2000	2001	2002	2003	2004
For the years ended 31 December	$m	$m	$m	$m	$m

Turnover and profits
Group turnover	17,882	16,222	17,841	18,849	21,426

Cost of sales	(5,270)	(4,232)	(4,520)	(4,469)	(5,150)

Distribution costs	(286)	(122)	(141)	(162)	(177)

Research and development	(2,893)	(2,773)	(3,069)	(3,451)	(3,803)

Selling, general and administrative expenses	(5,691)	(5,509)	(6,348)	(6,856)	(7,841)

Other income	266	368	243	200	315

Group operating profit	4,008	3,954	4,006	4,111	4,770

Group operating profit before exceptional items	4,330	4,156	4,356	4,111	4,770

Exceptional items charged to operating profit	(322)	(202)	(350)	–	–

Profit on sale of interest in joint venture	–	–	–	–	219

Share of operating profit of joint ventures and associates	(149)	–	–	–	–

Exceptional items	(150)	–	–	–	–

Profits on sale of fixed assets	–	10	–	–	–

Dividend income	3	8	1	2	6

Net interest	135	105	30	89	90

Profit on ordinary activities before taxation	3,847	4,077	4,037	4,202	5,085

Taxation	(1,560)	(1,160)	(1,177)	(1,143)	(1,254)

Profit on ordinary activities after taxation	2,287	2,917	2,860	3,059	3,831

Attributable to minorities	(10)	(11)	(24)	(23)	(18)

Net profit for the financial year	2,277	2,906	2,836	3,036	3,813

Return on sales
Group operating profit before exceptional items as a percentage of sales	24.2%	25.6%	24.4%	21.8%	22.3

Ratio of earnings to fixed charges (UK GAAP)	25.2	42.8	45.6	103.5	98.2

	2000	2001	2002	2003	2004
At 31 December	$m	$m	$m	$m	$m

Balance sheet
Fixed assets (tangible and intangible) and goodwill	7,908	8,109	9,404	10,420	10,909

Fixed asset investments	11	23	46	220	267

Current assets	10,938	10,364	12,126	12,933	14,440

Total assets	18,857	18,496	21,576	23,573	25,616

Creditors due within one year	(6,897)	(6,480)	(8,215)	(7,695)	(7,782)

Total assets less current liabilities	11,960	12,016	13,361	15,878	17,834

Creditors due after more than one year	(927)	(787)	(362)	(355)	(1,108)

Provisions for liabilities and charges	(1,617)	(1,600)	(1,773)	(2,266)	(2,207)

Net assets	9,416	9,629	11,226	13,257	14,519

Shareholders’ funds – equity interests	9,389	9,586	11,172	13,178	14,418

Minority equity interests	27	43	54	79	101

Shareholders’ funds and minority interests	9,416	9,629	11,226	13,257	14,519

	2000	2001	2002	2003	2004
For the years ended 31 December	$m	$m	$m	$m	$m

Cash flow
Net cash inflow from operating activities	4,183	3,762	5,593	4,226	6,061

Returns on investments and servicing of finance	19	156	35	76	58

Tax paid	(648)	(792)	(795)	(886)	(1,246)

Capital expenditure and financial investment	(1,426)	(1,543)	(1,543)	(1,597)	(1,296)

Acquisitions and disposals	740	(44)	–	80	355

Equity dividends paid to shareholders	(1,220)	(1,236)	(1,234)	(1,222)	(1,378)

Net cash inflow before management of liquid resources and financing	1,648	303	2,056	677	2,554)

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	Annual Review 2004 astrazeneca.com	35

Shareholder information

AstraZeneca	2000		2001	2002	2003	2004

Ordinary Shares in issue– millions
At year end	1,766		1,745	1,719	1,693	1,645

Weighted average for year	1,768		1,758	1,733	1,709	1,673

Stock market price – per $0.25 Ordinary Share
Highest (pence)	3600		3555	3625	2868	2749

Lowest (pence)	1926		2880	1799	1820	1863

At year end (pence)	3375		3098	2220	2680	1889

Earnings per $0.25 Ordinary Share before exceptional items	$1.62		$1.73	$1.84	$1.78	$2.11

Earnings per $0.25 Ordinary Share (basic)	$1.30		$1.65	$1.64	$1.78	$ 2.28

Earnings per $0.25 Ordinary Share (diluted)	$1.30		$1.65	$1.64	$1.78	$2.28

Dividends	$0.70	*	$0.70	$0.70	$0.795	$0.94

* In addition, shareholders received a distribution of shares in Syngenta AG as a dividend in specie in respect of the demerger of Zeneca Agrochemicals.

Percentage analysis at 31 December 2004 of issued share capital
By size of account	2004
No. of shares	%

1 – 250	0.6

251 – 500	0.8

501 – 1,000	1.0

1,001 – 5,000	1.5

5,001 – 10,000	0.2

10,001 – 50,000	1.2

50,001 – 1,000,000	12.4

over 1,000,000†	82.3

Issued share capital	100.0

† Includes VPC and ADR holdings

At 31 December 2004, AstraZeneca PLC had 161,077 registered holders of 1,645,051,891 Ordinary Shares of $0.25 each. In addition, there were approximately 45,000 holders of American Depositary Receipts (ADRs) representing 8.82% of the issued share capital and 161,000 holders of shares held under the VPC Services Agreement representing 22.63% of the issued share capital. The ADRs, each of which is equivalent to one Ordinary Share, are issued by JPMorgan Chase Bank.

Financial calendar 2005

28 April 2005	Annual General Meeting and announcement of first quarter 2005 results

28 July 2005	Announcement of second quarter and first half 2005 results

27 October 2005	Announcement of third quarter and nine months 2005 results

Dividend payments
The record date for the second interim dividend for 2004, payable on 21 March 2005 (in the UK, the US and Sweden), is 11 February 2005.
Shares trade ex-dividend on the London and Stockholm Stock Exchanges from 9 February 2005 and ADRs trade ex-dividend on the New York Stock Exchange from the same date. From 2005, dividends will normally be paid as follows:

First interim:	Announced end of July and paid in September.
Second interim:	Announced end of January and paid in March.

The record date for the first interim dividend for 2005, payable on 19 September 2005 (in the UK, the US and Sweden), is 12 August 2005.

2004 dividend	$	pence	SEK	Payment date

First interim dividend	0.295	16.0	2.200	20 September 2004

Second interim dividend	0.645	34.3	4.497	21 March 2005

Total dividend	0.940	50.3	6.697

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36	Annual Review 2004 astrazeneca.com

Shareview
AstraZeneca’s shareholders with internet access may visit shareview.co.uk and register their details to create a portfolio. Shareview is a free and secure on-line service from Lloyds TSB Registrars that gives access to shareholdings including balance movements, indicative share prices and information about recent dividends.

ShareGift
AstraZeneca welcomes and values all its shareholders, no matter how many or how few shares they own. However, shareholders who have only a small number of shares whose value makes it uneconomic to sell them, either now or at some stage in the future, may wish to consider donating them to charity through ShareGift, an independent charity share donation scheme. One feature of the scheme is that there is no gain or loss for capital gains tax purposes on gifts of shares through ShareGift and it may now also be possible to obtain income tax relief on the donation. Further information about ShareGift can be found on its website, sharegift.org, or by contacting ShareGift on 020 7337 0501 or at 46 Grosvenor Street, London W1K 3HN. More information about the tax position on gifts of shares to ShareGift can be obtained from the Inland Revenue whose website address is inlandrevenue.gov.uk. The share transfer form needed to make a donation may be obtained from the AstraZeneca Registrar, Lloyds TSB Registrars whose address can be found on the back cover of this document. ShareGift is administered by The Orr Mackintosh Foundation, registered charity number 1052686.

The Unclaimed Assets Register
AstraZeneca supplies unclaimed dividend data to the Unclaimed Assets Register (UAR) which provides investors who have lost track of shareholdings with an opportunity to search the UAR’s database of unclaimed financial assets on payment of a small, fixed fee. The UAR donates part of the search fee to charity. The UAR can be contacted at Leconfield House, Curzon Street, London W1J 5JA and at uar.co.uk.

The contents of this AstraZeneca Annual Review are derived wholly and exclusively from the AstraZeneca Annual Report and Form 20-F Information for the financial year ended 31 December 2004, to which the reader is referred for additional analytical information.

Trade marks
Trade marks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trade marks of the AstraZeneca group of companies.

Use of terms
In this Annual Review 2004, unless the context otherwise requires, ‘AstraZeneca’, ‘the Group’, ‘the Company’, ‘we’, ‘us’ and ‘our’ refer to AstraZeneca PLC and its consolidated entities.

Cautionary statement regarding forward-looking statements
In order to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: This Annual Review 2004 contains certain forward-looking statements about AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.

Statements of competitive position
Except as otherwise stated, market information in this Annual Review 2004 regarding the position of our business or products relative to its or their competition is based upon published statistical data for the 12 months ended 30 September 2004, obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. Except as otherwise stated, these market share and industry data from IMS Health have been derived by comparing our sales revenue to competitors’ and total market sales revenues for that period.

Statements of growth rates
Except as otherwise stated, growth rates in this Annual Review 2004 are given at constant exchange rates (CER).

AstraZeneca websites
Information on our websites, including astrazeneca.com and rosuvastatininformation.com does not form part of this document.

©AstraZeneca PLC 2005

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Contact information

Registered office
and corporate headquarters address
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN
UK
Tel: +44 (0)20 7304 5000
Fax: +44 (0)20 7304 5183

R&D headquarters address
AstraZeneca AB
R&D Headquarters
SE-151 85 Södertälje
Sweden
Tel: +46 (0)8 553 260 00
Fax: +46 (0)8 553 290 00

Investor relations contacts
UK and Sweden: as above or e-mail
IR@astrazeneca.com
US:
Investor Relations
AstraZeneca Pharmaceuticals LP
1800 Concord Pike
PO Box 15438
Wilmington
DE 19850-5438
US
Tel: +1 (302) 886 3000
Fax: +1 (302) 886 2972

Registrar and transfer office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
UK
Tel (in the UK): 0870 600 3956
Tel (outside the UK): +44 121 415 7033

Swedish securities registration centre
VPC AB
PO Box 7822
SE-103 97 Stockholm
Sweden
Tel: +46 (0)8 402 9000

US depositary
JPMorgan Chase Bank
PO Box 43013
Providence
RI 02940-3013
US
Tel (toll free in the US): 888 697 8018
Tel: +1 (781) 575 4328

astrazeneca.com

Item 2

thinking responsibility

Corporate Responsibility
Summary Report 2004

AstraZeneca
life inspiring ideas

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AstraZeneca Corporate Responsibility Summary Report 2004	For further information visit astrazeneca.com/responsibility	01

AstraZeneca is one of the world’s leading pharmaceutical companies, with a broad range of innovative medicines for many important areas of healthcare. We employ over 64,000 people worldwide; sell in over 100 countries; manufacture in 20 countries, and have major research facilities in 7 countries.

Our business activities touch many people’s lives, including patients, physicians, employees, investors and the communities around us. We know that a responsible approach to business is essential to maintaining the trust of these groups and ensuring that AstraZeneca continues to be a company that is welcomed by society and for which our employees are proud to work.

At the heart of our commitment to corporate responsibility are AstraZeneca’s core values. Wherever we have a presence or an impact, we aim to live up to these values and deliver standards of ethical behaviour that are consistent with our publicly declared codes of corporate responsibility.

This Summary Report is designed to capture the main points of our approach to managing this challenge and to provide a brief overview of our 2004 performance in the three areas of sustainable development: economic, environmental and social responsibility.

Detailed statistics and further information about our performance, policies and principles are available on our website at astrazeneca.com/responsibility.

Chief Executive’s message	02

Priority action plan	04

Managing our commitment	07

Performance summary	09

Economic performance	10

Environmental performance	12

Social performance	15

Assurance statement	20

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02	AstraZeneca Corporate Responsibility Summary Report 2004	For further information visit astrazeneca.com/responsibility

Chief Executive’s message

Sir Tom McKillop ‘We are committed to ensuring that our actions reflect our core values. Our reputation and our continued success depend on it.’

At AstraZeneca, we consider the value of our products to patients and to society to be at the core of our corporate responsibility (CR) effort. We make our unique contribution through successful research and development of new medicines. Innovation drives progress in society and in the case of pharmaceuticals, innovative research not only brings benefits for patients, improving health and quality of life, it also creates wealth and contributes to the economic development of the communities we serve.

We see our core values as central to achieving sustainable success through innovation. We know that we must act appropriately and consistently, wherever we operate. Our reputation and continued success depend on it.

Adding value through innovation
The path to a new medicine is long, complex and costly. It may take over ten years of development and only one in ten projects entering development will make it to market. Typically, about $1 billion is invested in research and development before the first dollar of sales is realised. The pharmaceutical industry is responsible for the vast majority of new medicines – no one else has the combination of skills, experience and resources to do all that is needed to deliver real pharmaceutical advances.

Each of AstraZeneca’s R&D projects has clear targets and must demonstrate benefit to patients, otherwise it is stopped. Sometimes the benefits are incremental and sometimes they can be described as breakthroughs. Clearly, fundamental breakthroughs are exciting, but they are exceedingly rare. Incremental innovation is important too because the first product in a class is almost never the best. Refinement brings quality, reliability and additional benefits. Also, choice is good for patients, who respond differently to different medicines, and for competition, helping to add value for healthcare systems. Very often, the full benefit of a medicine only becomes apparent after long usage and extensive clinical trials – for example our own product, Nolvadex, launched to treat breast cancer is now used to help prevent the disease.

The inequality of access to healthcare remains one of the biggest challenges the world faces today. The pharmaceutical industry has a significant role to play, but responsibility also rests with governments and other organisations to provide appropriate infrastructures that support good public health and the reliable provision of medicines and other aspects of healthcare to those in need. AstraZeneca is committed to playing its part (and you can read more about this on page 18), but I believe that real progress will depend on the acceptance of a shared responsibility and commitment.

Delivering our core values
In practice, “walking the talk” of our core values means ensuring that CR is consistently embedded throughout the organisation and actively interpreted and managed at a local level. For a company of AstraZeneca’s size, this is a significant task. We are making progress but there is still work to do. An important step forward has been the creation of National CR Committees in the US, the UK and Sweden, where more than 60% of our employees are located. National CR action plans, including local priorities and objectives, are now in place in these three cornerstones of our global presence.

Another significant move was our decision in 2004 to formally integrate CR into the personal targets and performance reviews of all employees, including AstraZeneca’s Senior Executive Team and senior management. This will further support the integration of CR considerations into business strategy development and day-to-day decision-making, actions and behaviours.

We have also begun to integrate CR into our leadership development programmes and during the year, we launched an intranet site dedicated to providing managers with the tools and guidance they need to put CR into practice at a local level.

I was pleased to see that 80% of our people took time to respond to our third two-yearly global employee survey, which took place in 2004 and the results of which helped us to identify areas for further improvement. We are working to develop improvement plans that address the areas highlighted for attention by the survey, which included organisational efficiency, strengthening leadership capabilities and clarity around performance expectations.

Our biggest employee safety issue is driving-related accidents – a particular problem with so many sales representatives driving extensively on business. Despite our increased focus in this area, we are currently showing little improvement in our driver safety record. I am committed to doing better. Alongside the other work being done in this area and to further promote best practice, during 2004 I gave a special Chief Executive’s

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award to AstraZeneca in the Czech Republic for the most effective driver safety initiative implemented in the previous year. Examples of best practice such as theirs continue to be shared within the Company to help stimulate further improvement in performance.

Following the devastating tsunami in December 2004, our first priority was to account for our employees working in the region and those visiting on holiday. I am sad to report that, to date, three of our employees are still missing. Our deepest sympathies and condolences go to their families and friends and to all those affected by this tragic event. AstraZeneca responded immediately to the disaster with cash donations totalling $600,000 and medicines. For the longer term, we have established a fund of a further $1.5 million to provide ongoing support to help those stricken by the disaster rebuild their lives and their communities.

CR is an evolving landscape. We use stakeholder dialogue, external benchmarking and internal risk assessment to make sure we are staying in tune with the issues relating to our business that affect or concern society. During the year, we added clinical trials and pharmaceuticals in the environment to our Global CR Priority Action Plan, and we introduced new key performance indicators for marketing and sales practices and animal welfare, which provide the platform for further strengthening of our global monitoring systems in these areas.

We are committed to transparent, balanced reporting of our CR performance and this year, we have taken a further step with the introduction of a pilot scheme to provide independent assurance of this CR Summary Report and the processes that underpin it. You can read the results of this on page 20.

The pharmaceutical industry faces many challenges to its reputation – some justified, some less so. I am convinced that the effective implementation of corporate responsibility and a wider appreciation of the health and economic benefits we bring to patients and society will enable AstraZeneca to promote and safeguard its reputation in an increasingly critical climate of public opinion.

Sir Tom McKillop
Chief Executive

AstraZeneca Corporate Responsibility Summary Report 2004

AstraZeneca Core Values
>	Integrity and high ethical standards
>	Respect for the individual and diversity
>	Openness, honesty, trust and support for each other
>	Leadership by example at all levels

AstraZeneca Group CR Policy
Through the innovation of new medicines, AstraZeneca improves human health and enhances people’s lives. Our activities impact not just on the patients we serve and our investors, but also on our employees and on society as a whole.

Our reputation and continued long term success depend on our ability to integrate successfully our financial obligations with our social and environmental responsibilities. In so doing, we will maintain the trust and confidence of our stakeholders and continue to be a company that is welcomed by society and for which our employees are proud to work.

AstraZeneca aims to set, promote and maintain high standards of corporate responsibility worldwide, in line with our core values and consistent with our publicly declared code of conduct, which will ensure that:

>	Patient benefit and safety continue to be the core priority
>	Safety, health and environmental issues remain a fundamental company consideration
>	The individuality, diverse talent and creative potential that every employee brings to the business are fully valued and respected
>	We maintain high ethical standards in our research and development of new medicines
>	We maintain high ethical standards of marketing and sales practices in all countries of operation
>	We make a positive contribution to the communities in which we operate
>	As a minimum, we meet national and international regulations
>	Our CR commitments are expanded by encouraging suppliers to embrace standards similar to our own
>	New and emerging issues relating to CR are dealt with appropriately and effectively

We will be transparent in our communications about the work we are doing to meet these commitments and drive continuous improvement in our CR performance.

Revised and approved by the AstraZeneca Board in January 2005.

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04	AstraZeneca Corporate Responsibility Summary Report 2004	For further information visit astrazeneca.com/responsibility

Corporate Responsibility Priority Action Plan

Issue	Objective	Action plan

Integration of CR	CR considerations are included in all	Continued integration of CR into personal performance objectives.
into all activities	relevant strategies and decisions.
Continued internal communication of policies, framework, management standards and guidelines.

Continued local implementation.

Continued integration of CR into learning and development (L&D) programmes.

Continued sampling of employee understanding and opinion.

Corporate governance	Deal with all stakeholders with the	Continued communication of revised Code of Conduct including the procedure
and compliance	highest ethical standards.	for reporting concerns.

	Global consistency of implementation	Continued development of audit processes to include CR.
of CR standards including all new
	governance laws and regulations.	Continued global auditing.

Access to medicines	To consider access to medicines when	Communication of our framework for considering access to medicines early in product development.
defining pricing and market access
	strategies for new brands.	Monitor local alignment with global principles.

Share good practice.

Diseases of	To consolidate a strategy addressing	Consolidate a plan, bringing together current activities and future plans in this area.
the developing world	diseases of the developing world.

Marketing	High ethical standards of marketing	Further develop mechanisms for monitoring and reporting compliance.
and sales practices	and sales in all countries of operation.

Human rights	Ensure we consistently live up to	Establish a means of collecting Human Resources data on a consistent global basis.
our core values and our commitment
	to the principles of the UN Declaration	Establish KPIs based on the planned areas of data collection.
of Human Rights worldwide.

Diversity	Ensure diversity and inclusion is	Build diversity and inclusion into business performance management processes.
and inclusion	appropriately supported in our global
	workforce and reflected in our leadership.	Focus on minimum standards including talent management, staffing, performance review and reward, and learning and development.
Ensure diversity and inclusion are
	integrated into business and people	Establish a means of collecting Human Resources data on a consistent global basis and
	strategies.	monitor progress.

Animal use	Use the minimum number of animals
and welfare	to achieve our scientific objectives.

	Maximise the use of non-animal	Introduce site improvement plans covering both animal welfare and replacement,
	methods in drug discovery.	reduction and refinement of animal use at all AstraZeneca sites using animals.

	Enhance the welfare of those animals	Formal programme of animal welfare inspections of sites where studies are conducted by,
	we have to use.	or on behalf of AstraZeneca.

Clinical trials	Ensure that our clinical trial programmes	Maintenance of ethical standards.
continue to be safe and appropriate.

	Ensure open communication of	To develop an AstraZeneca global clinical trials website.
appropriate data.

Suppliers	Encourage our suppliers to embrace	Global purchasing category management processes to include CR.
CR standards similar to our own and
	work with them to share best practice	CR in Purchasing Guideline to be fully implemented in the US, the UK and Sweden.
and help them to improve, if appropriate.

Safety, Health	“No hurt, harm or alarm”.	Aim to eliminate all injuries and accidents.
& Environment (SHE)
	Be among the industry leaders	Economise on the use of natural resources and work to minimise our impact on the environment.
in SHE performance.
As part of the overall CR integration objective, ensure that SHE considerations continue to be integrated into all activities across the Group.

Pharmaceuticals in the	Continue to refine our understanding	Continue to work both independently and in collaboration with other organisations
Environment (PiE)	of how our products interact with the	to advance research in this area, particularly with regard to environmental toxicity.
environment and pursue opportunities
	to reduce or eliminate potential adverse	Pursue site-specific opportunities to minimise the amount of product lost to wastewater
	impacts.	during manufacturing activities.

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AstraZeneca Corporate Responsibility Summary Report 2004	For further information visit astrazeneca.com/responsibility	05

KPI (where appropriate)	Progress in 2004

2 yearly global employee survey plus ad hoc ‘pulse’ surveys.	Approval of formal integration of CR into personal performance objectives at all levels.

Number of leaders involved in CR L&D training	Third global employee survey.
(new KPI established for 2005 implementation).
National CR Committee established in the UK.

National CR action plans in place in the UK, the US and Sweden.

Launch of online CR Toolkit for managers.

Pilot CR L&D module for leaders.

See pages 7, 8

2 yearly global employee survey.	Continued employee communication/training in revised Code of Conduct.

Number of audits conducted including CR.	24 integrated SHE/CR audits conducted.

Group policies review to improve understanding of compliance expectations.

Pilot external Summary Report assurance project in place.

See pages 7, 8, 20

Development and launch of global guidelines on access considerations.

See page 18

Candidate drug identified for development as a new TB treatment	Strategy agreed.
(target: 2006/7).
See page 19

Number of local AstraZeneca codes in place.	50 of our 53 national companies reviewed and updated their national AstraZeneca Codes of Marketing and Sales Practices for implementation by end January 2005. The remaining
Number of confirmed breaches of codes or regulations	national company reviews are planned for the first quarter of 2005. All national codes are
(new KPI established for 2005 implementation).	reviewed centrally to ensure compliance with global standards.

See page 16

Under discussion.	Human Resources global database project expanded.

See page 15

% of women at senior levels.	20% of the 95 senior managers reporting to the AstraZeneca Senior Executive Team are women.
KPI under discussion.
Globally aligned approach and set of minimum diversity standards agreed.

Human Resources global database project expanded.

See pages 15, 16

Number of animals used.	2004 figures will be available in the second quarter of 2005 and published on our website.

New key performance indicators introduced (see KPI column).
% sites with approved improvement plans (target: 100%).
Commitment to development of site improvement plans during 2005.
% sites demonstrating positive progress (target: 100%).
100% internal peer review inspections completed.
% of scheduled inspections completed (target: 100%).
86% of scheduled contract research organisation inspections completed.

See page 17

% of products approved since the Company was formed	Continued application of stringent trial review and approval processes and guidelines
in 1999 for which trial data available (new KPI established	for patient safety/privacy.
for 2005 implementation).
Global clinical trials website on track for launch in the first quarter of 2005 and will be populated with data on a rolling basis.

See page 18

CR in category plans (target: 100% by end 2005).	Implementation of new management processes begun and will continue through 2005.

CR in contracts and master agreements in the US, the UK and Sweden	See page 16
(target: 100% by end 2005).

Accidents with injury (target: 30% reduction by 2005*).	13% reduction*.

New cases of occupational illness (target: 30% reduction by 2005*).	41% reduction*.

Unplanned releases to the environment not contained within site	27% reduction*.
boundary (target: 50% reduction by 2005*).

Total waste produced (target: 10% reduction by 2005*).	22% reduction*.

Global warming potential (target: 10% reduction by 2005*).	11% reduction*.

Ozone depletion potential (target: 30% reduction by 2005*).	35% reduction*.

See pages 12, 13, 15

Under discussion.	In addition to ongoing work in the area, PiE now added to Priority Action Plan.
Discussions of possible KPIs begun.

See page 13

* Against 2001/2002 reference point

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AstraZeneca Corporate Responsibility Summary Report 2004	For further information visit astrazeneca.com/responsibility	07

Effective management of our corporate responsibility depends on the successful integration of our core values into everyday business thinking.

It starts at the top. The AstraZeneca Board approves the strategic direction for CR and we have a Non-Executive Director with responsibility for overseeing CR within the Company. A Global CR Committee leads development of the CR platform and our Senior Executive Team and senior managers are accountable for CR management within their areas, based on the global CR platform and taking account of national, functional and site issues and priorities. Individually, everyone at AstraZeneca has a responsibility to integrate CR considerations into their day-to-day decision-making, actions and behaviours.

The common platform that supports this effort worldwide includes our Group CR Policy, Group CR Standards and Global CR Priority Action Plan, which together provide the framework for understanding and managing the challenges and opportunities associated with our responsibility.

Our Global CR Priority Action Plan (shown on page 4) is reviewed annually to ensure that it continues to address the issues relating to our business that affect or concern society today. We use internal risk assessment, external benchmarking and stakeholder dialogue to inform our thinking on what needs to be included in the Plan. In 2004, we added clinical trials and pharmaceuticals in the environment, and removed Community Support (which continues to be an integral part of our CR commitment, but we completed the priority action of establishing a global database in 2003).

During 2004 we also reviewed and broadened the membership of the Global CR Committee, to ensure that all of our key functions and territories have a voice in the further development of our CR frameworks. In addition, it was agreed that from 2005 onwards, each CR Committee meeting would include an appropriate member of the Senior Executive Team.

Driving implementation
One of our top priorities continues to be the integration of CR into all our activities. The embedding of CR within a company of more than 64,000 employees, across research and development, manufacturing, commercial and administrative functions around the world, is no simple task. It takes time and commitment. We are making progress, but there is more work to do.

A particular focus over the past two years has been the establishment of national CR management systems in the US, the UK and Sweden where more than 60% of our employees are located. National CR Committees were formed in the US and Sweden in 2003 and in 2004 in the UK, CR was integrated into the accountabilities of an existing senior management team with the appropriate cross-functional representation. Objectives that are relevant to the local issues and priorities have now been identified and action plans defined in each of these important business hubs.

Elsewhere in the world, at a meeting of our Asia Pacific marketing company presidents, reputation and CR were high on the agenda to build understanding, discuss objectives and begin the development of a common approach in that region.

An important step in 2004 was the decision to formally integrate CR into a new performance management regime that is being introduced throughout AstraZeneca. In a phased introduction which began in 2004 and which is planned for implementation by 2006/7, relevant CR-related objectives will be included in personal targets and performance reviews. For our Senior Executive Team and senior managers, these will reflect their responsibility for ensuring that management systems and action plans are in place to manage CR in an integrated way across their areas. All employees will be required to have, as a minimum, a performance objective that reflects the need to ensure compliance with relevant AstraZeneca CR-related policies as part of their core role. This move strengthens our effort to ensure that CR is consistently embedded throughout the organisation and actively interpreted and managed at a local level.

Developing skills
In support of our core value of leadership by example, we are in the process of integrating CR into our leadership development programmes and in 2004 we piloted a CR workshop for managers that aims to raise awareness and build corporate skills in CR management. The workshop includes interactive team-working sessions, based around a series of real-life dilemmas that bring CR into the context of everyday working life. This encourages the sharing of experiences and helps to promote a common understanding of best practice in living our values and safeguarding AstraZeneca’s reputation. The workshop will be introduced throughout the organisation during 2005. We are also planning a version that managers can use with their teams to help people better understand what kinds of issues are associated with CR and how to address those which are not always straightforward.

Continued communication
We encourage constructive dialogue with our stakeholders and others who have an interest in our activities to make sure we are staying in tune with their changing expectations and to give us the opportunity to make AstraZeneca’s position understood. These dialogues take place at two levels. Corporately, we focus on the investment community, our employees worldwide, international governmental and non-governmental organisations, and opinion leaders such as business and financial media. In our individual markets, we focus on local employees, national governments, national media, our local communities and our customers. These two levels of communication are not of course mutually exclusive and we aim to ensure that feedback on major issues is shared across AstraZeneca to help build our understanding of the issues relating to our business that affect or concern these groups.

Shareholders
During 2004, problems encountered with our products Crestor, Exanta and Iressa affected AstraZeneca's share price. When communicating disappointing news to shareholders, and patients and employees, we set out to ensure that our core values of openness, honesty, integrity and high ethical standards are followed in all announcements. Such an approach is considered essential to the management of our reputation at all times. We encourage feedback from shareholders on our reputation both informally at face-to-face meetings, as well as the more formal assessments provided by surveys such as the Dow Jones Sustainability Indexes. More information about our 2004 business performance can be found in the separate 2004 Annual Report and Form 20-F Information or in the 2004 Annual Review.

Employees
As well as line manager briefings and team meetings, we use a wide range of electronic and printed media to communicate regularly with our employees around the world. Feedback opportunities are integrated into our internal communication programmes and we also use a two-yearly global employee survey to identify areas of satisfaction and concern. (See page 16 for more information about the 2004 survey.)

Government and non-governmental organisations
Almost every aspect of our business is subject to regulation or ethical overview. Our exchanges with governments are aimed at creating a constructive framework for the development and implementation of policies and regulations that impact on our industry in a way that delivers good regulation and sound

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08	AstraZeneca Corporate Responsibility Summary Report 2004	For further information visit astrazeneca.com/responsibility operational practices. As buyers of healthcare, national governments are often also our customers as well as being our regulators, and access to medicines that offer benefits to patients and healthcare providers is an important part of our dialogues.

As well as working with the International Red Cross and Red Crescent, we also have discussions with other non-governmental organisations, for example the World Wildlife Fund, and with international bodies such as the World Health Organization.

Customers
Our day-to-day business activities include regular contact in our local markets with physicians and other healthcare professionals, government officials and other groups that buy healthcare. These dialogues are business driven, but present the opportunity to raise with us any concerns about our approach to business.

Local communities
Our site-based community liaison staff ensure that our local communities are kept informed of our business activities and plans, and given the opportunity to raise any concerns.

Both formal and informal stakeholder engagement helped to inform the development of national CR Priority Action Plans in the US, the UK and Sweden during 2003 and 2004. The key issues identified are consistent with those currently listed in the Global Plan. In the US, a particular focus of attention is marketing and sales practices and access to medicines in their country. In the UK, research and development ethics, including animal welfare and clinical trials, are high on the agenda and in Sweden, marketing and sales practices and open communication with employees about CR continue to be important issues.

Evaluating performance
Performance measures are key to effective CR management. They help us to understand our progress and identify areas for improvement. The key performance indicators (KPIs) that we have in place are listed in the Priority Action Plan on page 4. These include new KPIs for animal use and welfare and for marketing and sales practices, which will be introduced in 2005 to promote a consistent approach to monitoring performance globally. We are continually exploring more ways in which we can benchmark our performance in the area of social responsibility, where the development of meaningful KPIs continues to be a challenge for AstraZeneca and industry in general.

We also participate in leading external surveys, such as the Dow Jones Sustainability Indexes,

which are important means of evaluating our performance and understanding better the demands of sustainable development. AstraZeneca is listed in the 2005 Dow Jones Sustainability World Index, used by asset managers globally to guide their socially responsible investment. However, whilst we improved our score over last year, we lost our place in the European Index (Dow Jones STOXX) where competition for places is increasingly fierce.

Corporate governance and auditing compliance
An essential part of our corporate responsibility is to continue to operate to high standards of corporate governance. Auditing compliance is a fundamental part of this. Our Group Internal Audit function (GIA) works to review, among other things, compliance with laws, regulations and Group policies. During 2004, 42 of our GIA audits focused on marketing and sales practice. Such audits are an effective tool in helping to drive consistent standards of practice worldwide.

GIA also participated in a review and re-structuring of AstraZeneca’s full range of policies, standards and guidelines to ensure that the hierarchy and content are clear and appropriate for ensuring people’s understanding of what is expected of them at every level. Following formal Board approval in early 2005, the new Group policies have been made widely available to employees through a dedicated intranet site.

GIA is also in the process of reviewing our CR framework to ensure that our governance controls, risk assessment processes and management are robust and appropriate. To date, this review has helped us to identify areas for improvement, including the need to strengthen the functional representation on the Global CR Committee, and to confirm that our continued focus on the integration of CR at all levels is essential to sustained improvement in our CR performance.

Alongside the work of GIA, we continue to build on the experience of our long-standing SHE audit programme to include aspects of CR not previously covered elsewhere. Specific protocols have been developed to guide auditors in these integrated SHE/CR programmes. Our rolling programme of site audits included 24 in 2004, all of which covered CR. These audits reinforced the need to continue to support managers with clear guidance on what is required of them. They also highlighted the need to continue to focus on stress management.

>	During 2004, our confidential telephone helpline was used by employees to seek guidance on CR issues or to raise concerns – all of which were fully reviewed and a report sent to the Group Audit Committee. To date, no material issues have been identified through this route.

>	To further support managers responsible for CR implementation, during 2004 we launched an online CR Toolkit that brings together in one place all the CR information and tools currently available for managers – including a step-by-step guide to putting CR into practice at a local level.

>	In the US, AstraZeneca uses a dedicated intranet site, ‘The Pulse’, to keep employees informed about the issues that affect the pharmaceutical industry in their country.

>	AstraZeneca in Sweden are on track to launch, in the first quarter of 2005, a similar site, ‘AstraZeneca in the Debate’, which provides employees with information about CR matters and actively encourages dialogue on the issues presented and any others they may wish to raise.

>	During the year, the US business used its external website to make information available to stakeholders about our national CR commitment in the US and the progress to date in the priority action areas. Visit astrazeneca-us.com for further information.

>	In the UK, a high-level CR workshop involving UK leaders from across the functions was held to ensure understanding and commitment at a senior level, and to identify the areas for priority action. This, together with a formal risk assessment and informal stakeholder dialogue, led to the development of a national UK priority action plan. One of the targets is for all major sites in the UK to develop their own action plans in 2005.

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AstraZeneca Corporate Responsibility Summary Report 2004	For further information visit astrazeneca.com/responsibility	09

2004 Performance Summary

Economic $m	2002	2003		2004

Sales	17,841	18,849		21,426

Operating profit (before exceptional items)	4,356	4,111		4,770

Dividends	1,206	1,350		1,555

Ratio of market capitalisation to book value of net assets	5.5	6.1		4.1

R&D investment	3,069	3,451		3,803

Total wages	3,993	4,745		5,291

Taxation (before exceptional items)	1,177	1,143		1,321

Environmental

Greenhouse gases[1]

CO2-equivalents (million tonnes)	1.69	1.58		1.49

Index (tonnes/$m sales)	95	84		69

Energy

GWh	2,230	2,430		2,460

Index (MWh/$m sales)	125	129		115

CFCs – Total ozone depletion potential

CFC11-equivalent (tonnes)	91	72		62

Index (kg/$m sales)	5.1	3.8		2.9

Water

Usage (million cubic metres)	6.9	5.7		5.5

Index (cubic metres/$m sales)	390	300		260

Waste

Hazardous waste (kte)	31.1	28.3		30.0

Total waste (kte)	60.3	58.5		60.3

Index – total waste (tonnes/$m sales)	3.38	3.10		2.81

Social

Safety and health: AstraZeneca employees

Accidents with injury[2] with and without days lost (per million hours)	3.84	3.65		3.62

Accidents with injury[2] with days lost only (per million hours)	2.84	2.67		2.57

Cases of occupational illnesses (per million hours)	3.15	1.65		2.07

Safety and health: AstraZeneca employees and contractors

Accidents with injury[2] with and without days lost (per million hours)	4.11	3.58		3.61

Number of animals used in research	242,000	229,000	[3]	–	[4]

Site audits that included CR	–	11		24

Community support ($m)

Community sponsorships	9.7	16.4		15.4

Charitable contributions	3.3	5.6		5.3

Total	13.0	22.0		20.7

Product donations and patient assistance
programmes valued at average wholesale price ($m)	303	724		870	[5]

Regulatory infringements – safety, health and environment[6]

Prosecutions and fines	2	1		0

Regulatory enforcement actions	4	1		4

Regulatory warnings and alerts	2	3		8

Total	8	5		12

[1]	Figures are calculated in line with the Greenhouse Gas (GhG) Protocol guidance (ghgprotocol.org). Source for calculation of CFC figures is AstraZeneca sales data.
[2]	Serious and fatal as described by the reporting procedure.
[3]	Includes 9,000 animals used by external contractors.
[4]	2004 figure not yet available.
[5]	This includes $136m of retail savings through the US Together Rx Prescription Savings Program™ that provides savings to Medicare beneficiaries in the US without prescription drug coverage.
[6]	We have redefined the categories for regulatory infringements to allow us to place non-compliance issues more appropriately. More details are available on our website.
Regular review of the data is carried out to ensure accuracy and consistency. This has led to slight changes in the statistics produced for previous years. None of the changes is statistically significant. The statistics quoted in this report are generated from the revised data. With the exception of the economic data, the above are preliminary figures only. Final statistics will be published on our website: astrazeneca.com/responsibility.

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10	AstraZeneca Corporate Responsibility Summary Report 2004	For further information visit astrazeneca.com/responsibility

Our business is focused on delivering enduring shareholder value by maintaining a flow of innovative, effective medicines that meet patient needs and bring benefit to society.

AstraZeneca has a broad range of medicines for many important areas of healthcare and we are committed to continued innovation. In 2004, we spent over $3.8 billion on research and development – an important contribution to the combined commitment of the pharmaceutical industry, which remains the source of the vast majority (over 90%) of new medicines (source: European Federation of Pharmaceutical Industries and Associations).

AstraZeneca now has 40% more projects in clinical development (phases 1 and 2) than we had in 2003, and in pre-clinical testing we have 31 projects (26 in 2003).

Successful innovation drives progress in society. Our medicines are designed to improve health and quality of life for patients worldwide – they also add value in other ways.

Contributing to economic development
Increasing populations and a rising percentage of elderly people mean the demand for healthcare is growing. The challenge of meeting the associated increase in healthcare costs is a significant economic burden for governments and groups that buy healthcare, such as managed care organisations in the US. In discussions with these groups, we aim increasingly to include explanation of the economic, as well as the therapeutic, advantages of our products to ensure the full benefits and value of our medicines are understood.

Effective treatments help to save costs by reducing the need for more expensive care, such as hospital stays or surgery. In the US, for example, reportedly treating 400,000 mentally ill people with drug therapies in place of institutional care was shown to save $25 billion in healthcare costs (source: J D Kleinke “The Price of Progress: Prescription Drugs in the Health Care Market”, Health Affairs, 2001).

There are productivity benefits too. The use of innovative medicines that reduce the incidence of disease, or enable better disease management, means less time off work or away from school or other daily activities – helping patients to lead normal, productive lives as active members of their communities.

Our business activities also contribute to economic development through local employment and wages, taxes, community support and those materials and services that are sourced locally and nationally.

Efficient use of resources
Looking within AstraZeneca, our responsibility to shareholders includes making the best use of Company resources. One of our top business priorities is to continue to drive improvements in productivity by finding and putting in place the most economically efficient and effective ways of achieving operational excellence in all our activities.

>	A retrospective analysis of data from a two year study involving 405 asthma sufferers, aged 18 to 50 years, showed that only about 50% of the patients used their asthma control therapy (inhaled corticosteroids) regularly as prescribed, and that each 25% increase in the proportion of time without inhaled corticosteroids doubled the rate of asthma hospitalisations. It was estimated that, had there been no gap in the use of medication, the number of hospitalisations would have been reduced by 60%, from 80 incidences to 32 (source: Journal of Allergy and Clinical Immunology, 2004).

>	Data published in the Office of Health Economics Compendium of Statistics 2004-5 indicate that, in the UK, the 12 disease groups that accounted for 40% of hospital bed days in 1957 only accounted for 12% in 2003. Other factors such as improved nutrition and housing have of course contributed to this, but over the past four decades, new medicines have helped to free up millions of hospital bed days.

Hospital bed days (’000),
England 1957–2002/03

	1957	2002/03

Asthma	394	165

Epilepsy	500	176

Glaucoma	149	11

Hypertension	1,204	104

Bronchitis	1,262	60

Skin disease	1,122	1,044

Respiratory tuberculosis	6,887	39

Other infectious diseases	2,766	634

Mental illness[1]	52,487	5,119

Peptic ulcer[2]	1,557	202

Diabetes mellitus	849	369

Rheumatoid arthritis	814	151

Total 12 diseases	69,991	8,074

All causes	174,155	52,436

[1]	Comprises senile and pre-senile psychoses, schizophrenic psychoses, affective and other psychoses and neurotic and personality disorders.
[2]	From 1990 onwards, figures relate to ulcer of stomach and duodenum.

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Our challenge is to sustain improvement in our environmental performance as we continue to grow our business.

A detailed analysis in 2001, combined with information from stakeholders, helped us to identify three areas where we believe our global business has the greatest potential impact on the environment: climate change, ozone depletion and waste production. We set clear targets for reducing our impact in these areas, as set out on page 4 and here we summarise our progress. We regularly review our priorities and the latest review, currently underway, will guide our setting of objectives and targets for the years 2006 to 2010.

Climate change and ozone depletion
Our global warming emissions arise primarily from the use of energy at our facilities, transport and the propellant gas used in some of our inhalation products. In 2003, we set absolute reduction targets for our release of both total global warming gases (target: -10%) and ozone depleting substances (target: -30%), to be met by the end of 2005. In 2004, we met both of these targets, ahead of schedule. This involved considerable effort and innovation and further reductions are likely to prove more challenging, especially against the background of our expanding business.

Energy use
We use energy to manufacture our products and to heat, cool and light our facilities. Using fossil fuels, either directly or to generate electricity, results in the emission of carbon dioxide (CO2 ), the gas primarily responsible for increased global warming. In 2001, we set an internal target to control this CO2 release from our energy use. This target has been met. Major capital investment in an energy-efficient, combined heat and power plant in the UK has delivered a 13,000 tonne reduction in CO2 emissions in 2004. A second scheme at our site in Puerto Rico is on track to open during 2005. A large part of the target, however, was achieved by improving the efficient use of energy at our existing facilities. In recent years, most of our sites around the world have been putting in place local programmes to improve energy efficiency, which in 2004 generated a collective reduction in CO2emissions of 29,000 tonnes. We have also been working to increase the amount of energy purchased from renewable resources. In 2004, these efforts delivered a 19,000 tonne reduction in CO2 emissions.

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Transport
In 2004, our transport-related CO2 emissions grew by 4%. Our growing global business makes transport-related reductions an ongoing challenge, but as part of AstraZeneca’s overall focus on saving costs, we remain committed to exploring and maximising ways of reducing our reliance on air and road transport. Initiatives include rationalising our product distribution networks and using alternatives to business travel, such as video-conferencing, which deliver environmental as well as cost benefits.

Products
Some of our products, such as asthma therapies, are presented in a pressurised metered dose inhaler that uses non-toxic, stable gases to propel the treatment safely and effectively to a patient’s airways. This gas is inevitably released to the atmosphere. The most commonly used propellants have been CFCs, which contribute to ozone depletion as well as being greenhouse gases. AstraZeneca has been very active in the development of alternatives to CFC-driven inhalers, such as dry powder inhalers and pump sprays. Although demand for alternatives is increasing, CFC-driven inhalers continue to be used by some patients who cannot tolerate, or do not have the choice of, alternatives. In 2004, the reduction in patient need for, and decreased sales of, our CFC-driven inhalers resulted in a further 14% decrease in our release of ozone depleting substances. Coupled with similar reductions in previous years, this means that we have now met our reduction target, a year ahead of plan.

A new generation of respiratory inhalers has also now been developed that uses a gas that does not damage the ozone layer. However, use of the device by patients will still contribute to our emissions of global warming gases. Although we have met our 2005 global warming reduction target, rapid growth of patient demand for these products will pose major challenges for any future targets.

Sustainable production
We aim to use materials efficiently and, where possible, avoid the use of the most hazardous substances. Our SHE Triggers Model, which received an Institution of Chemical Engineers’ Award for SHE excellence in 2004, enables potential SHE issues to be identified and designed out of our manufacturing processes for new active pharmaceutical ingredients at an early stage. The model is now being extended to the development of secondary manufacturing processes.

Strategies to further support sustainable production include our ‘Green Chemistry Network’ that links our environmental specialists with our chemistry and engineering organisations within process development, to help promote the principles of ‘Green Chemistry’. We have also established a comprehensive substance avoidance database that provides information on substances of concern that, together with our guidance on solvent and acid/base selection, encourages substitution.

Both the SHE Triggers Model and the substance substitution strategy are contributing to minimising the hazardous waste from our processes. Wherever residual wastes are still produced, our objective is to re-use or recycle as much as possible in order to minimise our environmental footprint. In 2004, the total waste produced per unit of sales showed a decrease of around 9% since 2003 and the amount re-used or recycled was 58%.

AstraZeneca is not a major consumer of water in its manufacturing processes, but it is still a resource that we monitor. In addition, nine of our manufacturing sites are located in countries with water resources classified as ‘highly stressed’ or ‘medium stressed’ by the United Nations Environment Programme. About 10% of the total amount of water we use globally is from these areas, and we recognise our responsibility to use water wisely.

Biodiversity
Reduction in biodiversity (the variability among organisms) is a major global concern and, although we do not believe AstraZeneca has any significant impact on global biodiversity, we are currently engaged in pilot assessments of the biodiversity at some of our major sites, as preparation for developing an appropriate biodiversity management plan.

Unplanned releases
Unplanned releases can cause damage both to the environment and to our relationships with local communities and regulators. We aim to eliminate such incidents by ensuring that our processes are robust and reliable. In 2004, we had eight unplanned releases that were not contained within the site boundary (compared to nine in 2003).

Pharmaceuticals in the environment (PiE)
Further data continue to be published on the presence of pharmaceutical residues in surface waters. These data are consistent with initial observations that quantities present in the environment, although variable, are likely to be several orders of magnitude below those that would pose any significant risk to human beings and are not high enough to cause any immediate or short term (acute) harm to aquatic life.

Nevertheless, we recognise that stakeholders may be concerned about the long term effects of pharmaceuticals in the environment, and this continues to be a priority area of study for AstraZeneca’s environmental scientists, working both independently and in collaboration with other organisations to advance research in this area. To eliminate any potential environmental impact, pharmaceuticals ideally would break down rapidly on contact with water. However, to be effective medicines, they must be stable enough to get to the part of the body where they need to be active, without deteriorating along the way.

Whilst studies undertaken by the Company over the last two years have shown that our manufacturing facilities are not a significant source of pharmaceuticals in the environment, we are committed to ensuring that we minimise the amounts of any of our products being released from our plants. As part of this commitment, we are improving our effluent treatment processes globally, including a new $36 million, state-of-the-art biological treatment facility at our plant in Bristol, UK, due to be completed in 2005.

>	In the UK in 2004, we agreed a three year supply contract with the utility company, npower, to supply the majority of the electricity used at our UK facilities from CO2-free, renewable resources. This initiative has delivered a 16,000 tonne reduction in CO2 emissions, which comes on top of the savings from renewable supply previously provided to our corporate office in London and our Brixham Environmental Laboratory.

>	Our Brixham Environmental Laboratory is a full partner in the EU’s ‘Framework 6’ research programme on PiE (ERAPharm). This €3.7 million project aims to improve and complement existing knowledge and procedures for the environmental risk assessment (ERA) of pharmaceuticals, and provide a guidance document on ERA for regulators, industry and the scientific community.

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AstraZeneca Corporate Responsibility
Summary Report 2004

Here we summarise our approach to the social issues relating to our business that affect or concern society and that we have identified for priority attention.

You can read more about these and other areas of our social performance on our website.

Human rights
AstraZeneca is fully supportive of the principles set out in the UN Declaration of Human Rights. Our Code of Conduct and our Global Human Resources Policy and Standards outline the high standards of ethical behaviour with which everyone in AstraZeneca is expected to comply, both in spirit and letter. This includes only employing adults, as defined by the labour laws in the countries in which we operate and, as a minimum, compliance with national legal requirements regarding wages and working hours. All our employees have the right to be a member of a trade union. We have agreements with trade unions in a number of countries where collective bargaining is customary practice, is within a country’s legal framework and is supported by employees.

We also work closely with our major suppliers and use purchasing practices to encourage similar standards to our own. This is a global commitment and applies equally to our expanding business in emerging markets, such as China and Mexico, as it does to our existing supplier relationships.

A particular challenge for any business of our size and scale is drawing the boundaries of responsibility. We do not believe that it is appropriate for AstraZeneca proactively to promote individual rights and freedoms more widely in society, but we believe that we can, and do, influence others through leading by example.

In recent years, we have been working to improve our global reporting processes, building on our long-standing systems for monitoring compliance locally wherever we operate. In 2003, we implemented a new automated system for collating employee information across 60% of our workforce. During 2004 we continued to expand this to other areas of operation to ensure we can consistently monitor and interpret employee data at a global level, and establish meaningful key performance indicators.

For further information visit astrazeneca.com/responsibility	15

Employee safety, health and wellbeing
Providing a healthy, safe and energising work environment for all our employees continues to be a fundamental consideration.

Our broad range of occupational health and safety programmes is focused on continuous improvement in the frequency rates for accidents with injury and new cases of occupational illness, with a target for achieving a 30% reduction (against the 2001/2002 reference point) by the end of 2005.

Our overall accident frequency rate for employees and contractors showed no improvement in 2004 compared with 2003. Whilst there was a 13% improvement against the 2001/2002 reference point, it leaves us with a significant challenge to achieve our targeted 30% reduction against that reference point by 2005. Sadly, during 2004, there were two fatal accidents involving AstraZeneca employees – one driving-related and the other at one of our manufacturing facilities. We also learned of a previously unreported driving-related fatality in 2003.

When any accidents or occupational illnesses occur, we use a range of investigation procedures to help us understand the causes and avoid repetition. We are currently working to standardise our approach to investigation, in particular the increased use of root cause analysis, to facilitate improved sharing of learning across the Company and support our continued drive for best practice.

Despite our continued efforts, our vehicle-related accident record again showed little improvement, with some 27% of accidents reported related to driving. We need to do better. Our sales representatives are the largest group that drive on Company business and, during 2004, we further increased the emphasis on the management of driving activities in our marketing companies around the world. This included setting them a target of a 30% reduction in accident rates by the end of 2005. We also plan to use assessment of driver risk-taking behaviours as a tool to improve our understanding of how the risks associated with driving can be reduced or avoided. Learning from this will be integrated into driver training, which continues to be a core feature of our safety education programmes.

Our wellbeing programmes are designed to promote physical and psychological welfare and to help our employees cope with demanding jobs and busy lives. Programmes vary from country to country, depending on local culture and needs. They include flexible working arrangements, access to fitness

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activities and proactive support for staff experiencing stress. Examples of effective programmes are widely communicated to share experience and promote best practice.

In 2004, 236 cases of occupational illness were reported. This represents an increase on 2003, due to an increase in stress-related illness and 36 cases of food poisoning at a single external conference. However, we are still on track to meet the target set for the end of the 2003 to 2005 period and we will continue to use the reporting process to focus on specific areas requiring attention, particularly stress management.

Whilst in the latest global employee survey, 82% of our employees recognised the Company’s commitment to health and wellbeing, 20% said they continued to struggle with work-life balance. Encouragingly, when compared to the last survey, this year’s survey showed an improvement in managers now taking account of work-life issues and enabling people to balance conflicting demands.

Diversity
Our approach to diversity takes account of not just gender and race, but also other differences such as culture, age, ability and family situation. We value the creative energy that these differences bring to our business.

Our challenge is to ensure that diversity is appropriately supported in our workforce and reflected in our leadership. During 2004, a review of the diversity improvement activities currently in place across our various functions led to the development of a more globally aligned approach. A set of minimum standards has been established, which aims to ensure that diversity and inclusion considerations are consistently integrated into talent management, staffing, performance review and reward, and learning and development. Senior Executive Team members will decide annually which aspect of diversity should be the priority in their areas of responsibility, and set targets for improvement. Progress will be reviewed every six months.

2004 global employee survey
We use a two-yearly global employee survey to measure perception of business and leadership performance, business priorities and employee engagement. This helps us to understand better what we are doing well and where we need to improve. These surveys are conducted confidentially with the help of a specialist independent external agency which also analyses the results.

80% of our employees responded to the third such survey in 2004. The results showed a positive evaluation of aspects of local work environment, such as immediate management, communication of job-related information, training and openness. Areas for attention highlighted by the survey included organisational efficiency, leadership capabilities, and clarity around individual, team and Company performance targets.

This reinforces the need to continue our emphasis on performance management, particularly in respect of: performance feedback and links to individual reward; improving efficiency and effectiveness and the speed of decision-making; and strengthening confidence in leadership at all levels.

The survey results have been communicated throughout AstraZeneca and improvement plans are being developed across the organisation. Follow-up on specific areas is the responsibility of the relevant functional and territorial management, but action planning and progress will also be monitored centrally as part of the global follow-up process.

Working with suppliers
Our CR in Purchasing Principles provide our purchasing community with detailed guidance on how to work with suppliers to encourage similar standards to our own, share best practice and stimulate improved CR performance where needed. We are making progress, particularly in the US, the UK and Sweden where CR is increasingly included in supply contracts and business control meetings (the practice of regular meetings with preferred suppliers that is being increasingly applied across the Company). A priority during the year has been to continue to build CR into the global processes that we have been developing for managers of all our various purchasing categories. The implementation of these new category management processes began towards the end of 2004. Their continued roll-out will remain a top priority in 2005 and this will be a key driver of successful integration of CR into our purchasing practices worldwide.

A particular focus during the year has been the assessment and auditing of potential new suppliers of chemical intermediates and active pharmaceutical ingredients. Full audits are the second stage of a process that begins with pre-audit visits to companies to assess their potential to meet our business needs and our CR standards. Of 18 such companies visited in 2004, four were selected for full audit in 2005. Elimination of candidates was mainly due to products or technologies not meeting our needs, but in some cases poor CR standards were a factor. One of the10 companies fully audited in 2004 was suspended from the list of potential partners due to both quality issues and CR deficiencies. This company is currently working to make improvements and we will be re-auditing it in 2005 to assess progress.

Proposed EU chemicals policy (REACH)
A key component of draft legislation regarding the approval of chemicals in Europe is the introduction of a new regulatory system, REACH (Registration, Evaluation and Authorisation of Chemicals). Although substances in medicines are potentially exempt from REACH, many substances used in the pharmaceutical sector’s operations are not exempt. The pharmaceutical industry is both the manufacturer and downstream user of many chemicals and also imports substantial numbers of materials into the EU. We strongly support the stated aims of the proposed regulation to protect the environment and human health whilst enhancing the competitiveness of the EU chemicals industry. We believe that further improvements to the draft regulation should be made whilst retaining the essential elements.

Our particular concerns relate to the disappearance of chemicals from the EU market on cost grounds, which will require us to re-formulate and potentially re-register some of our products, the potential for delay in gaining approval for use of some chemicals in manufacturing processes, and some concerns about the possible loss of confidential business information.

Marketing and sales practices
In 2003, we added marketing and sales practices to our Global CR Priority Action Plan to ensure they continue to get the appropriate high level of attention worldwide. Our focus during 2004 has been to continue to build on our established reporting systems and develop more meaningful global monitoring criteria, for implementation in 2005, that take account of the different national regulatory environments. We did this by reviewing and strengthening our guidance on the reporting of confirmed breaches of marketing and sales codes, including externally driven complaints and incidents identified through internal procedures or by individual employees. We also conducted a project to ensure that national codes of practice are in place in each of our marketing companies and that they

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>	Our R&D organisation has a total of 21 diversity improvement plans in place, all of which include the use of ‘ImpAct’, an interactive theatre workshop where actors present real life examples of how behaviours can have a positive or negative effect on motivation and innovation. The audience participate in deciding how the scene should progress, based on often lively discussion of how best to approach the issue. To date, over 500 people in the US and over 1,000 in the UK have attended these workshops, and a Swedish version will be introduced in 2005. Building on this best practice, the workshop is now also being used in other functions

>	We are increasingly using non-animal testing to identify early in the drug development process those compounds that are less likely to succeed as new medicines. We currently have some 150 different in-vitro tests (cells grown in laboratory conditions) designed specifically for this purpose and the number is still growing. For example, some medicines have been associated with the potential to cause heart arrhythmia due to unwanted action on human heart cells. We have recently developed automated in-vitro tests for this unwanted activity which allow us to screen thousands of compounds for their potential to cause this type of problem, and eliminate them before they reach the animal testing stage.

are in line with the International Federation of Pharmaceutical Manufacturers and Associations (IFPMA) code and its national equivalents, and with our own set of AstraZeneca global standards which include the requirement for a national compliance committee to monitor performance in each market. Information is collected through our ongoing ‘letter of assurance’ compliance reporting by senior management to the AstraZeneca Board.

This work is reflected in the new key performance indicators added to the Priority Action Plan this year for introduction in 2005.

Animal use and welfare
Animal studies continue to play a small but vital role in the research and development of new and improved medicines. They provide essential information, not available through other methods, about the effects of a potential new therapy on disease and the living body. They also provide the safety data required by regulatory authorities around the world, prior to a new medicine being tested in healthy volunteers and then in patients.

As AstraZeneca continues to expand its R&D activities (which is reflected in our increased R&D spend as shown in the graph opposite), we seek to manage the potential increase in the use of animals by adopting, wherever possible, non-animal methods such as cell culture, computer modelling and high throughput screening that eliminate the use of animals early in drug development, or reduce the number needed. Such methods help us to ensure that only the compounds with the highest potential to become new medicines are taken forward into animal and then human studies. As well as developing our own alternative techniques, we also adopt those successfully developed by others and we continue to work, alongside the rest of the pharmaceutical industry, with regulatory authorities to agree reductions wherever possible in the animals required by their protocols.

Approximately 95% of the laboratory animals used by AstraZeneca are rodents, 4% are fish and amphibians and the remaining 1% includes dogs, rabbits, ferrets, pigs, primates and sheep. We also use genetically modified mice to better understand the genes involved in human disease. In 2003, these accounted for 14% of our total rodent use.

In 2003, we used approximately 220,000 animals in-house, a reduction on 2002 (242,000 animals). In addition, 9,000 animals were used by external contractors.

Because of differences in reporting schedules, our 2004 figures were not available for this printed report. They will be published on our website as soon as they are available. The number of animals we use each year will continue to fluctuate. Factors influencing reduction include our commitment to adopting alternative techniques. Increases can result from a rise in the number of compounds in development and from further adoption of tests using genetically modified animals.

The welfare of the animals we use is a top priority. Qualified veterinary surgeons are involved in the development and implementation of our animal welfare programmes and everyone working with laboratory animals is trained and competent in their allocated animal care responsibilities. Compliance with all relevant external legislation and regulatory requirements is considered a minimum baseline and underpins our own global welfare standards. As well as mandatory inspections by government authorities, we have a formal programme of internal inspections every two years by our own, highly qualified staff. Our own staff also conduct annual inspections of external contractors to ensure compliance with our standards. To further strengthen our monitoring processes, and to promote continuous improvement in the reduction, refinement and replacement of animal use, three new key performance indicators (KPIs) will be introduced in 2005 (as detailed in the Priority Action Plan on page 4). These support the development of formal improvement plans at each of our animal research sites during 2005. Future inspections will include the measurement of progress against these plans.

Whilst it is recognised that there are some biological differences between animals and humans, there are more similarities. Many of the effects of a new medicine, which are not yet predictable from computer or test tube experiments, can be observed in well-designed and properly conducted animal studies. If studies in animals are successful, they provide the confidence to move into clinical trials.

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Clinical trials
The clinical development (testing in man) of a potential new medicine is a significant undertaking, including extensive collaboration with clinicians in many countries and involving many thousands of people (both healthy volunteers and patients). We take very seriously our responsibility to deliver the highest standards of ethical practice when conducting clinical trials. A new compound enters clinical studies only after its potential efficacy and adequate safety has been confirmed in pre-clinical trials, which include animal testing as described earlier. All clinical trial proposals are subject to stringent review, including consideration of the pre-clinical data, the safety of the trial and the nature and amount of information for volunteers and patients. We have strict guidelines to ensure that those taking part in trials understand their nature and purpose and are not exposed to unnecessary risks and that participants’ privacy of health information is protected.

The transparency of clinical trial data has increasingly been the subject of public attention and a particular focus for discussion within the pharmaceutical industry.

AstraZeneca has always been committed to providing healthcare professionals and patients with relevant information that enables them to make the best treatment decisions. All our research results are documented for regulators and for internal purposes, and information that we believe would be of interest to the scientific community is also made available as appropriate.

In 2004, we took the decision to expand this approach and we are currently in the process of creating an AstraZeneca global clinical trials website which will make publicly available the results from hypothesis-testing clinical trials for all our marketed products approved since the Company was formed in 1999. The website is on track for launch in the first quarter of 2005.

AstraZeneca also supports the global principles and efforts of the pharmaceutical industry trade associations (PhRMA in the US, EFPIA in Europe, JPMA in Japan and the IFPMA)* to create a consistent approach to the provision of information on the various clinical trial databases that are being created by the industry.

*	PhRMA = Pharmaceutical Research and Manufacturers of America, EFPIA = European Federation of Pharmaceutical Industries and Associations, JPMA = Japan Pharmaceutical Manufacturers Association, IFPMA = International Federation of Pharmaceutical Manufacturers and Associations.

Access to medicines
Providing access to healthcare for everyone who needs it is one of the greatest challenges the world faces today. Clearly the research-based pharmaceutical industry has a significant role to play, but it is a highly complex issue and is not simply about the price of medicines or intellectual property protection. Good public health relies on clean water, nutrition, hygiene and health education as well as a robust healthcare infrastructure to enable medicines to be available for those in need.

The growing demand for healthcare worldwide means increasing pressure on budgets for governments and others who pay for healthcare. AstraZeneca has to manage the associated downward pressure on the costs of our products whilst continuing to invest in the research that will deliver new medicines for the future and ensuring that, wherever possible, the medicines that are available now get to the people who need them.

In developing countries, some parts of the population can afford modern medicines, but access can be limited for the poorer sectors. Each of our development products is reviewed independently in relation to pricing and access in all markets, so that plans can be put in place early for medicines that may be regarded as critical to meeting healthcare needs – either because they address diseases prevalent in developing countries or because they are potentially a leading or unique product in their class, which addresses an unmet clinical need and offers significant patient benefit in a serious or life-threatening condition. In these circumstances, we aim to make arrangements to ensure patient access to these medicines through charitable donation, expanded access programmes or by differential pricing offerings.

Whilst we support the concept of differential pricing in this context, we continue to seek, and discuss with governments the introduction of safeguards such that differentially priced products are not diverted from patients who need them, to be sold and used in more affluent markets. Differential pricing can only be of benefit in countries where healthcare systems can deliver medicines to the patients who need them and ensure that they are used appropriately.

Our appointment in January 2004 of an Access to Medicines Director, a new position in the Company, strengthened our commitment. During the year, work focused on developing guidance for global product teams as to how access should be considered for new products both during development (clinical trials) and after launch. A corporate guideline was published in November 2004.

>	During 2004, we published clinical trial data for Crestor, our cholesterol-lowering statin, on a publicly available dedicated website, rosuvastatininformation.com. A global clinical trials website is currently in development that will provide data for all AstraZeneca products approved since the Company was formed in 1999.

>	Our product donations and patient assistance programmes make products available free of charge or at reduced prices. In 2004, our expanded patient access programmes in the US contributed to a total global spend of $870 million in this area, valued at average wholesale price.

>	As part of our commitment to the fight against TB, we support the British Red Cross and the Red Crescent in a community-based programme designed to help combat the disease in the high incidence areas of Kyrgyzstan and Turkmenistan. Progress to date includes a significant increase in community awareness of TB following health education sessions in schools and public places, which have reached over 100,000 people. An increasing number of diagnosed patients are now completing their treatment, due to the care and support of the dedicated nurses. An important part of the project is the development of best practice guidelines that can be used for wider dissemination within the region and elsewhere.

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Summary Report 2004	astrazeneca.com/responsibility

Communication of the guideline included a web-based version that works as an interactive decision tool for evaluating the need for expanding access based on a number of critical criteria. Initially, the guideline has been targeted at our cancer and infection therapy areas, but we plan to broaden it to other therapy areas during 2005.

Diseases of the developing world
Our medicines are designed to fight disease in important areas of healthcare, including some areas of significant unmet medical need. As a public company, the core of our business must reflect commercial opportunities in key markets and maximise the skills and experience we have built up over the years in our targeted therapy areas. However, we also recognise that the substantial medical need in developing countries is in disease areas currently beyond the scope of our core business. Whilst most of our established brands do not address diseases prevalent in the developing world today, we believe we can help make a difference by applying our skills and experience in infection research to finding a new treatment for one of the most significant challenges for the developing world – tuberculosis (TB).

Effective treatments for most forms of TB are available, but they are complicated (using up to five different agents) and prolonged (six to 18 months). This may result in patients giving up treatment as soon as the symptoms are no longer apparent although the underlying cause remains. This in turn leads to frequent relapse and makes drug resistance more likely. Despite the progressive emergence of drug-resistant strains of TB, there has been no new treatment for TB since the 1970s (source: WHO Report, “Priority Medicines for Europe and the World”, 2004).

Work at our new, state-of-the-art research facility in Bangalore, opened in June 2003, is focused on finding a new therapy for TB that will act in drug-resistant disease and reduce the complexity and/or the duration of treatment. We have over 70 scientists dedicated to this work. They are fully integrated into our global discovery research network and also work closely with our infection research centre in Boston, US and with external academic leaders in the field. The early stages of discovery research take time as many thousands of compounds are screened for their potential to become a new medicine. Nevertheless, backed by our leading technologies and science skills, we aim to have identified a candidate drug for development by 2006/7. We expect then to follow development pathways that have been developed in discussion with external experts and regulatory authorities and which will take place principally in countries with high rates of infection. This will be done in collaboration with external groups with relevant expertise, and supervised by AstraZeneca to ensure compliance with global pharmaceutical, ethical and regulatory standards.

We will apply for patent protection for any product to emerge from our research efforts in Bangalore in the normal way but, more importantly, we will seek partnership arrangements with the appropriate global and local organisations to make treatment available at affordable prices to those who need it in the poorest countries.

Beyond TB, we continue to review existing and development products for agents that could significantly impact diseases of the developing world. Working with other large pharmaceutical companies, we also continue to review potential opportunities to share technology with non-profit research organisations aimed at treatments for developing world diseases.

Community support
Wherever AstraZeneca is located worldwide, we aim to make a positive contribution to our local communities through charitable donations, sponsorships and other initiatives that help to make a difference. In particular, we focus on bringing benefit in ways that are consistent with our business of improving health and quality of life, and on promoting the value of science among young people.

We also contribute where possible to disaster relief efforts. Following the devastating tsunami in December 2004, we immediately provided over $600,000 in cash and donated appropriate products from our range, including anaesthetics and an important antibiotic. Following this immediate response, we also established a cash fund of a further $1.5 million to support projects designed to help those in the affected areas rebuild their lives. Suitable initiatives, identified by AstraZeneca in partnership with appropriate non-profit organisations, will be funded on a case-by-case basis and will be, wherever possible, targeted at the greatest areas of need. We will also continue to donate medicines to those in need, now and in the longer term.

In 2004, our spend on community sponsorships and charitable donations totalled $20.7 million excluding the $2.1 million tsunami disaster relief support.

>	In India, thanks to AstraZeneca’s support
of the Katigenahalli school, the premises
have now been re-painted, the floors and
building reinforced and new desks provided
for the children.

>	In the US, our support for the ‘Healthy Hoops’
asthma programme aims to help educate
young asthma sufferers in medically
under-served communities about managing
their disease. Basketball and other sports
activities are a key feature of the project.

>	Approximately 95% of our operations
are covered by our central database,
established in 2002, designed to capture
all our community support activities and
which we continue to expand.

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20	This assurance statement applies to AstraZeneca’s
Corporate Responsibility Summary Report 2004

Bureau Veritas’ Independent Assurance Statement

To: The Management of AstraZeneca PLC
Bureau Veritas has been engaged by AstraZeneca PLC (AstraZeneca) to provide independent assurance of its Corporate Responsibility Summary Report 2004 (the Report). The preparation of the Report and its content is the sole responsibility of the management of AstraZeneca. Our responsibility is to provide assurance on the reliability of the information therein and to express our overall opinion on the Report as per the scope of assurance. The objectives, scope, methodology, limitations and exclusions of our work are detailed on the facing page.

Our opinion In our opinion based on the work described on the facing page:
>	The Report provides a fair representation
of AstraZeneca’s performance and status
for the reporting period.
>	Information is reported in a clear and
understandable manner.
>	The information in the Report is
considered to be reliable.
>	SHE information is derived from well
managed and co-ordinated systems
and information sources.
>	The Report is partially aligned to the
principles of the AA1000 Assurance
Standard.
>	The Report addresses its main identified
issues informatively, although not always
on the basis of structured stakeholder
consultation.

The assurance work conducted as described above was planned and carried out to provide reasonable, rather than absolute, assurance and we believe it provides a reasonable basis for our conclusions.

Alignment with the principles of AA1000AS
Completeness
This report reflects the broad range of environmental, social and economic issues that AstraZeneca is currently addressing, including those for which it has legal responsibility. All areas and activities of the organisation for inclusion in the reporting scope have been selected via established governance, risk management, and prioritisation processes. Extending this process to capture stakeholder concerns and views in a structured manner across the organisation should result in a more complete process.

Materiality
Whilst AstraZeneca consults with its stakeholders in some countries and is largely addressing issues of common concern, there is a lack of a structured and consistent approach globally to such consultation. As such, the possibility of specific and unintentional exclusions cannot be discounted. AstraZeneca is measuring its performance against indicators developed against identified issues of concern in its effort to provide information that is relevant and meaningful. The reported information can be used by the organisation and its stakeholders as a reasonable basis for their opinions and decision-making.

Responsiveness
AstraZeneca has responded to its priority issues and demonstrates this in its reporting, policies, objectives, KPIs and performance targets. Measurement of its performance shows improvement in some areas of activity over the reporting period, such as energy use and regulatory infringements. The business is responding to those issues identified as material to its stakeholders.

Key areas for ongoing development
>	AstraZeneca has a number of processes
in place for consulting with their key
stakeholders (both formal and informal).
We would recommend they review these
consultation processes to ensure that the
most appropriate mechanisms are applied
globally for capturing material[1] stakeholder
CR concerns in a consistent manner to
support a balanced and global report.
>	Consider development of KPIs against
areas and issues of concern where they
do not already exist and/or consider
incorporating or refining performance
measures through the consideration of
reporting guidelines such as the GRI.
>	Incorporate more international reporting
elements from outside the three main
operating countries (UK, US, Sweden) such
as the inclusion of detailed case studies.

Commentary AstraZeneca is working towards incorporating CR into its standard business activities through:
>	Actively integrating CR into the
organisation’s management structures.
>	Implementing CR awareness-raising through
workshop and leadership programmes.
>	Good cross-representation of CR interests
on key internal committees.

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This assurance statement applies to AstraZeneca’s
Corporate Responsibility Summary Report 2004

Objectives and scope
The objectives of the assurance were to:
1.	Provide assurance over the content of the
Report for the reporting period 1 January
to 31 December 2004.
2.	Evaluate the Report against the main
principles of the AA1000 Assurance
Standard
> Completeness.
> Materiality.
> Responsiveness.
3.	Provide an impartial commentary on the
reporting process and where appropriate,
propose recommendations for further
development.

The scope of our work was determined through discussions with AstraZeneca and can be summarised as follows:
>	To provide a basic level of assurance (see
below for definition) over information
included in the Report.
>	To provide positive assurance (see below
for definition) over safety, health and
environmental (SHE) information within
the Report.
>	To review the governance structure and
related systems in place for the selection,
management and compilation of
information for inclusion in the Report.
>	To provide assurance over information
from AstraZeneca’s global operations that
has been incorporated into the Report.

Our work should not be relied upon to detect all errors, omissions or misinterpretations in the Report.

Methodology
We have carried out assurance to two different levels:
Basic = During the course of our review nothing came to our attention to indicate that there was any material error, omission or misstatement
>	This is a minimum level of assurance over
all the information and related systems
in the compilation of the corporate,
economic and social performance
information in the Report.
>	We have reviewed the reported
information, interviewed key personnel
within the business and conducted a
review of available documentary evidence.
>	Our approach was based on sampling
of information and data to obtain evidence
to support claims made in the Report.
We have ensured that the data have been
accurately transposed into the Report.
Positive = The reported information is supported by underlying evidence and systems and no material errors or omissions were identified.
>	We have carried out all of the activities as
for the Basic level assurance, above.
>	In addition we increased our sampling and
level of interrogation to provide a more
rigorous level of assurance over all SHE
information, associated evidence and
related systems.
>	We conducted site visits to AstraZeneca’s
UK offices in Alderley and Brixham as part
of our review.

Limitations and exclusions Excluded from the scope of our work is information relating to:
>	Activities outside the defined assurance
period except for where the business has
reported on activities for January 2005
and for Animal Welfare, whereby we
reviewed 2003 data.
>	Company position statements (excluded
from our scope of assurance is any
expression of opinion, belief, aspiration,
expectation, aim or future intention
provided by AstraZeneca).

Our work reviewed AstraZeneca Group activities and was conducted from within the UK.

Statement by Bureau Veritas of independence, impartiality and competence
Bureau Veritas is an independent professional services company that specialises in Quality, Health, Safety, Social and Environmental management with over 170 years history in providing independent assurance services, and an annual turnover in 2003 of €1.4 billion.

Bureau Veritas has a number of existing commercial contracts with AstraZeneca. Our assurance team do not have any involvement in any other projects with AstraZeneca and we do not consider there to be a conflict between the other services provided by Bureau Veritas and that of our assurance team.

Bureau Veritas has implemented a code of ethics across its business which is intended to ensure that all our staff maintain high ethical standards in their day-to-day business activities.

Competence: Our assurance team has over 20 years combined experience in conducting assurance over environmental, social, ethical and health and safety information, systems and processes in accordance with best practice.

London, January 2005

[1] as defined by the AA1000 Assurance Standards published by AccountAbility (accountability.org.uk)

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Contact information

Registered office
and corporate headquarters address
AstraZeneca PLC 15 Stanhope Gate London W1K 1LN UK Tel: +44 (0)20 7304 5000 Fax: +44 (0)20 7304 5183

R&D headquarters address
AstraZeneca AB R&D Headquarters SE-151 85 Södertälje Sweden Tel: +46 (0)8 553 260 00 Fax: +46 (0)8 553 290 00

Investor relations contacts

UK and Sweden: as above or e-mail IR@astrazeneca.com
US:
Investor Relations
AstraZeneca Pharmaceuticals LP
1800 Concord Pike
PO Box 15438
Wilmington
DE 19850-5438
US
Tel: +1 (302) 886 3000
Fax: +1 (302) 886 2972

Registrar and transfer office
Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA UK Tel (in the UK): 0870 600 3956 Tel (outside the UK): +44 121 415 7033

Swedish securities registration centre
VPC AB PO Box 7822 SE-103 97 Stockholm Sweden Tel: +46 (0)8 402 9000

US depositary
JPMorgan Chase Bank PO Box 43013 Providence RI 02940-3013 US Tel (toll free in the US): 888 697 8018 Tel: +1 (781) 575 4328

astrazeneca.com